                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-36398
PROSPECTUS

                                3,000,000 Shares

                            VINA TECHNOLOGIES, INC.

                                  Common Stock

--------------------------------------------------------------------------------

This is our initial public offering of shares of common stock. We are offering 3,000,000 shares. No public market currently exists for our shares.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "VINA."

     INVESTING IN THE SHARES INVOLVES RISK. "RISK FACTORS" BEGIN ON PAGE 4.

                                                              Per Share       Total
                                                              ---------       -----
Public Offering Price.......................................   $ 12.00     $ 36,000,000
Underwriting Discount.......................................   $  0.84     $  2,520,000
Proceeds to VINA Technologies, Inc. ........................   $ 11.16     $ 33,480,000

We have granted the underwriters a 30-day option to purchase up to 450,000 additional shares of common stock to cover any over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about August 15, 2000.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                        THOMAS WEISEL PARTNERS LLC
                                             U.S. BANCORP PIPER JAFFRAY
August 10, 2000

[Edgar description of inside front cover artwork: In the upper left part of the page is the VINA logo and the words "Architects of Multiservice Broadband Access Solutions." The background on the top part of the page shows a blueprint and a telephone] [Edgar description of gatefold artwork: Across the top and left side of the artwork is the phrase "VINA's Multiservice Broadband Access Solution" below which is a diagram. To the right of these words is a column of pictures of a telephone, video recorder, personal computer and PBX. To the right of these pictures is a single line connected to a picture of VINA's Multiservice Broadband Access Device. To the right of these pictures is a single line connected to a box labeled "Central Office Switch." To the right of the box is a line connected to a cloud labeled "Voice Network," and a second line connected to a cloud labeled "Internet/Data." Across the top and right side of the artwork is the phrase "VINA's Family of Products," below which are pictures of the Multiservice Xchange, T1 Integrator and HDSL Integrator. Beside each picture is the name and a textual description of the product.]

                               TABLE OF CONTENTS

                                                                                            PAGE
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
Prospectus Summary........................................................................    1
Risk Factors..............................................................................    4
Special Note Regarding Forward-Looking Statements.........................................   17
About This Prospectus.....................................................................   17
Use of Proceeds...........................................................................   18
Dividend Policy...........................................................................   18
Capitalization............................................................................   19
Dilution..................................................................................   20
Selected Consolidated Financial Data......................................................   21
Management's Discussion and Analysis of Financial Condition and Results of Operations.....   23

                                                                                            PAGE
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
Business..................................................................................   30
Management................................................................................   44
Related Party Transactions................................................................   50
Principal Stockholders....................................................................   51
Description of Capital Stock..............................................................   53
Shares Eligible For Future Sale...........................................................   56
Underwriting..............................................................................   58
Legal Matters.............................................................................   61
Experts...................................................................................   61
Where You Can Find Additional Information.................................................   61
Index To Consolidated Financial Statements................................................  F-1

                            ------------------------

                              PROSPECTUS DELIVERY

     Until September 4, 2000, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, before deciding to invest in our common stock.

                            VINA TECHNOLOGIES, INC.

     We develop and market telecommunications equipment that enables service providers to deliver multiple voice and data services over a single high-speed line. Our products, known as multiservice broadband access products, support both prevailing communications networks and emerging asynchronous transfer mode and internet protocol networks. Asynchronous transfer mode and internet protocol networks are packet-based networks that transmit voice and data in small bundles or packets and are substantially more efficient than prevailing circuit-based networks that transmit voice and data over dedicated circuits. Our products enable our service provider customers to migrate cost-effectively to these emerging packet-based networks. In addition, they facilitate remote upgrades and service provisioning. By bundling voice and data services, we believe that our products decrease network access equipment costs and operating expenses for our service provider customers. Our products also create additional revenue opportunities for service providers by allowing them to deliver enhanced services. These services include local and long distance voice and high-speed data services such as Internet access.

     We sell our products to competitive local exchange carriers and incumbent local exchange carriers through our sales force and value-added resellers and as an original equipment manufacturer. Our original equipment manufacturer and largest service provider customers include Lucent Technologies, PairGain Technologies, Allegiance Telecom and Gabriel Communications.

     Many service providers are seeking to address capacity constraints and network complexity resulting from the rapid growth of Internet traffic in the telecommunications network connection between the end user and the service provider. We refer to this connection as the first mile. Service providers are also seeking to protect their investment in existing network equipment while migrating economically to packet-based networks. We offer a family of products that allow service providers to deliver cost-effectively a suite of bundled voice and data services over a reduced number of network connections. We believe that our products offer service providers:

     - Defined Network Migration Path. Service providers are deploying packet-based networks to efficiently accommodate increased data traffic. By supporting both circuit-based and packet-based networks, our products protect service providers' existing network investments and offer them a simple migration path to emerging networks.

     - Reduced Network Complexity and Operating Costs. We combine multiple communications products into a single product to reduce the operating costs and the complexity of delivering bundled voice and data services.

     - Increased Value-Added Services. Our products allow service providers to enhance revenue from their existing customer base by selling additional software-enabled services.

     - Ease of Deployment. Our products incorporate a software-based management system which facilitates installation, use, remote management and service provisioning.

     - Robust Service Platform. Our products provide telecommunications grade quality and reliability and are adaptable to technologies and standards for the first mile.

     We introduced our first product, the T1 Integrator, in March 1997 and subsequently introduced the HDSL Integrator. We believe these were the first multiservice broadband access products to integrate voice, data, video and Internet services over a single broadband communications line. Our Multiservice Xchange platform, introduced in May 1999, enables service providers to deliver all of these broadband services and offers them a migration path from circuit-based to packet-based networks. The Multiservice Xchange is our first product that supports both domestic and international transmission standards.

     We were incorporated in California in June 1996 as Vina Technologies, Inc. In June 2000, we reincorporated in Delaware under the name VINA Technologies, Inc. We have a limited operating history and we have not reported an operating profit for any year since our inception. We expect our net losses to continue for the foreseeable future.

     Our principal executive offices are located at 39745 Eureka Drive, Newark, California 94560 and our telephone number is (510) 492-0800. Our website address is www.vina-tech.com. Information on our website does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by VINA
Technologies........................      3,000,000 shares

Common stock to be outstanding after
this offering.......................     31,516,832 shares

Use of proceeds.....................     We expect to use the net proceeds of
                                         the offering for general corporate
                                         purposes, including working capital and
                                         capital expenditures; the acquisition
                                         of complementary businesses, products
                                         or technologies; and expanding our
                                         domestic and international sales and
                                         marketing efforts. See "Use of
                                         Proceeds."

Nasdaq National Market symbol.......     VINA

                             ABOUT THIS PROSPECTUS

     Unless otherwise indicated, the information in this prospectus:

     - assumes no exercise of the underwriters' over-allotment option; and

     - reflects the conversion of all outstanding shares of our preferred stock into 17,694,657 shares of common stock automatically upon the closing of this offering.

     The common stock outstanding immediately after this offering:

     - is based upon 28,516,832 common shares outstanding as of June 30, 2000, which assumes the conversion of all outstanding shares of preferred stock into shares of common stock;

     - excludes 9,345,404 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2000, at a weighted average exercise price of $1.35 per share;

     - excludes 7,368,795 shares of common stock available for future issuance under our 2000 stock plan as of June 30, 2000; and

     - excludes 1,000,000 shares of common stock available for issuance under our 2000 employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                       PERIOD FROM
                                      JUNE 21, 1996
                                       (INCEPTION)
                                         THROUGH              YEARS ENDED             SIX MONTHS ENDED
                                      DECEMBER 31,            DECEMBER 31,                JUNE 30,
                                      -------------   ----------------------------   ------------------
                                          1996         1997      1998       1999      1999       2000
                                      -------------   -------   -------   --------   -------   --------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenue.........................      $  --       $   579   $ 4,393   $ 12,700   $ 5,674   $ 12,056
Gross profit(2).....................         --            37     2,339      4,987     2,896      4,597
Total costs and expenses............        841         4,517    10,742     22,286     7,848     24,451
Loss from operations................       (841)       (4,480)   (8,403)   (17,299)   (4,952)   (19,854)
Net loss............................       (832)       (4,315)   (7,990)   (17,076)   (4,784)   (19,458)
Net loss per share, basic and
  diluted(1)........................        N/A       $ (4.83)  $ (2.63)  $  (3.30)  $ (1.06)  $  (2.64)
                                          =====       =======   =======   ========   =======   ========
Shares used in computation, basic
  and diluted(1)....................         --           894     3,038      5,169     4,519      7,376
                                          =====       =======   =======   ========   =======   ========
Pro forma net loss per share, basic
  and diluted(1)....................                                      $  (0.88)            $  (0.80)
                                                                          ========             ========
Shares used in pro forma
  computation, basic and
  diluted(1)........................                                        19,457               24,384
                                                                          ========             ========

------------------------

(1) See Notes 1 and 6 of notes to consolidated financial statements for further details on the determination of the number of shares used in computing per share data.

(2) Excludes the amortization of deferred stock compensation.

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $18,857      $50,837
Working capital.............................................   14,297       46,277
Total assets................................................   25,284       57,264
Long-term debt, less current portion........................      555          555
Total stockholders' equity..................................   17,110       49,090

     The preceding table presents a summary of our consolidated balance sheet data as of June 30, 2000:

     - on an actual basis; and

     - on a pro forma, as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 17,694,657 shares of common stock and to the sale of 3,000,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information set forth in this prospectus, before making a decision to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND OPERATE IN A NEW AND RAPIDLY EVOLVING TELECOMMUNICATIONS MARKET, YOU MAY HAVE DIFFICULTY ASSESSING OUR BUSINESS AND PREDICTING OUR FUTURE FINANCIAL RESULTS.

     We were incorporated in June 1996 and did not begin shipping our products until March 1997. Due to our limited operating history, it is difficult or impossible for us to predict our future results of operations.

WE HAVE A HISTORY OF LOSSES, WE EXPECT FUTURE LOSSES, AND WE MAY NOT BE ABLE TO GENERATE SUFFICIENT NET REVENUE IN THE FUTURE TO ACHIEVE OR SUSTAIN PROFITABILITY.

     We have incurred significant losses since inception and expect that our net losses and negative cash flow from operations will continue for the foreseeable future. We incurred net losses of approximately $4.3 million in 1997, $8.0 million in 1998, $17.1 million in 1999 and $19.5 million for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of approximately $49.7 million. To achieve profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We have large fixed expenses and expect to continue to incur significant and increasing expenses for research and development, sales and marketing, customer support, developing direct sales and distribution channels, and general and administrative expenses.

WE RELY ON A SMALL NUMBER OF TELECOMMUNICATIONS CUSTOMERS FOR SUBSTANTIAL PORTIONS OF OUR NET REVENUES. IF WE LOSE ONE OF OUR CUSTOMERS OR EXPERIENCE A DELAY OR CANCELLATION OF A SIGNIFICANT ORDER OR A DECREASE IN THE LEVEL OF PURCHASES FROM ANY OF OUR CUSTOMERS, OUR NET REVENUE COULD DECLINE AND OUR OPERATING RESULTS AND BUSINESS COULD BE HARMED.

     We derive almost all of our net revenue from direct sales to a small number of telecommunications customers and our indirect sales through our major original equipment manufacturer, or OEM, customers that sell and market our products. If we lose one of our customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our customers, our net revenue could decline and our operating results and business could be harmed. Sales through our most significant OEM customer, Lucent Technologies, accounted for approximately 46% of our net revenue for the year ended December 31, 1999 and approximately 37% of our net revenue for the six months ended June 30, 2000. Our five largest customers, including Lucent, accounted for approximately 80% of our net revenue in 1999 and approximately 81% for the six months ended June 30, 2000. Sales to Lucent, Gabriel Communications and PairGain Technologies accounted for 37%, 17% and 12% of our net revenue for the six months ended June 30, 2000. We expect that the telecommunications industry will continue to experience consolidation. If any of our customers is acquired by a company that is one of our competitors' customers, we may lose its business. In addition, if one of our OEM customers is acquired, we could lose that customer. For example, PairGain, one of our OEM customers, was recently acquired by ADC Telecommunications. Also, the ultimate business success of our direct service provider customers, our OEM customers and value-added resellers, or VARs, and our indirect customers who purchase our products through OEM customers and VARs, could affect the demand for our products. In addition, any difficulty in collecting amounts due from one or more of our key customers could harm our operating results and financial condition. If any of these events occur, our net revenue could decline and our operating results and business could be harmed.

OUR NET REVENUE COULD DECLINE SIGNIFICANTLY IF OUR RELATIONSHIPS WITH OUR MAJOR OEM CUSTOMERS DETERIORATE.

     A significant portion of our net revenue is derived from sales to our major OEM customers. Our agreements with our OEM customers are not exclusive and do not contain minimum volume commitments. Our OEM agreement with Lucent expires in May 2002. Lucent may terminate the agreement earlier upon 60 days' notice. At any time or after a short period of notice, our OEM customers could elect to cease marketing and selling our products. They may so elect for a number of reasons, including the acquisition by an OEM customer of one or more of our competitors or their technologies, or because one or more of our competitors introduces superior or more cost-effective products. In addition, we intend to develop and market new products that may compete directly with the products of our OEM customers, which may also harm our relationships with these customers. Our existing relationships with our OEM customers could make it harder for us to establish similar relationships with our OEM customers' competitors. Any loss, reduction, delay or cancellation in expected sales to any of our OEM customers, or our inability to establish similar relationships with new OEM customers in the future, would hurt our business and our ability to increase revenues and could cause our quarterly results to fluctuate significantly.

THE TELECOMMUNICATIONS INDUSTRY IS CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGIES. IF WE ARE UNABLE TO DEVELOP AND MAINTAIN STRATEGIC RELATIONSHIPS WITH VENDORS OF EMERGING TECHNOLOGIES, WE MAY NOT BE ABLE TO MEET THE CHANGING NEEDS OF OUR CUSTOMERS.

     Our success will depend on our ability to develop and maintain strategic relationships with vendors of emerging technologies such as Copper Mountain, Jetstream and Tachion. We depend on these relationships for access to information on technical developments and specifications that we need to develop our products. We also may not be able to predict which existing or potential partners will develop leading technologies or industry standards. We may not be able to maintain or develop strategic relationships or replace strategic partners that we lose. If we fail to develop or maintain strategic relationships with companies that develop necessary technologies or create industry standards, our products could become obsolete. We could also be at a competitive disadvantage in attempting to negotiate relationships with those potential partners in the future. In addition, if any strategic partner breaches or terminates its relationship with us, we may not be able to sustain or grow our business.

OUR FAILURE TO ENHANCE OUR EXISTING PRODUCTS OR DEVELOP AND INTRODUCE NEW PRODUCTS THAT MEET CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGICAL ADVANCES WOULD LIMIT OUR ABILITY TO SELL OUR PRODUCTS.

     Our ability to increase net revenue will depend significantly on whether we are able to anticipate or adapt to rapid technological innovation in the telecommunication industry and to offer, on a timely and cost-effective basis, products that meet changing customer demands and industry standards. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed.

     Developing new or enhanced products is a complex and uncertain process and we may not have sufficient resources to successfully and accurately anticipate technological and market trends, or to successfully manage long development cycles. We must manage the transition from our older products to new or enhanced products to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. Any significant delay or failure to release new products or product enhancements on a timely and cost-effective basis could harm our reputation and customer relationships, provide a competitor with a first-to-market opportunity or allow a competitor to achieve greater market share.

TELECOMMUNICATIONS NETWORKS ARE COMPRISED OF MULTIPLE HARDWARE AND SOFTWARE PRODUCTS FROM MULTIPLE VENDORS. IF OUR PRODUCTS ARE NOT COMPATIBLE WITH OTHER COMPANIES' PRODUCTS WITHIN OUR CUSTOMERS' NETWORKS, ORDERS WILL BE DELAYED OR CANCELLED AND SUBSTANTIAL PRODUCT RETURNS COULD OCCUR.

     Many of our customers require that our products be designed to work with their existing networks, each of which may have different specifications and utilize multiple protocols that govern the way devices on the network communicate with each other. Our customers' networks may contain multiple generations of products from different vendors that have been added over time as their networks have grown and evolved. Our products may be required to work with these products as well as with future products in order to meet our customers' requirements. In some cases, we may be required to modify our product designs to achieve a sale, which may result in a longer sales cycle, increased research and development expense, and reduced operating margins. If our products are not compatible with existing equipment in our customers' networks, whether open or proprietary, installations could be delayed, orders for our products could be cancelled or our products could be returned.

IF WE FAIL TO WIN CONTRACTS AT THE BEGINNING OF OUR TELECOMMUNICATIONS CUSTOMERS' DEPLOYMENT CYCLES, WE MAY NOT BE ABLE TO SELL PRODUCTS TO THOSE CUSTOMERS FOR AN EXTENDED PERIOD OF TIME, WHICH COULD INHIBIT OUR GROWTH.

     Our existing and potential telecommunications customers generally select a limited number of suppliers at the beginning of a deployment cycle. As a result, if we are not selected as one of these suppliers, we may not have an opportunity to sell products to that customer until its next purchase cycle, which may be an extended period of time. In addition, if we fail to win contracts from existing and potential customers that are at an early stage in their design cycle, our ability to sell products to these customers in the future may be adversely affected because they may prefer to continue purchasing products from their existing vendor. Since we rely on a small number of customers for the majority of our sales, our failure to capitalize on limited opportunities to win contracts with these customers would severely harm us.

SINCE THE TELECOMMUNICATIONS INDUSTRY IS CHARACTERIZED BY LARGE PURCHASE ORDERS PLACED ON AN IRREGULAR BASIS, IT IS DIFFICULT TO ACCURATELY FORECAST THE TIMING AND SIZE OF ORDERS. ACCORDINGLY, OUR REVENUE AND OPERATING RESULTS MAY VARY SIGNIFICANTLY AND UNEXPECTEDLY FROM QUARTER TO QUARTER.

     We may receive purchase orders for significant dollar amounts on an irregular basis depending upon the timing of our customers' network deployment and sales and marketing efforts. Because orders we receive may have short lead times, we may not have sufficient inventory to fulfill these orders, and we may incur significant costs in attempting to expedite and fulfill these orders. In addition, orders expected in one quarter could shift to another because of the timing of our customers' purchase decisions and order reductions or cancellations. Under our OEM agreements, our OEM customers have the right to delay previously-placed orders for any reason. The time required for our customers to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Accordingly, our revenue and operating results may vary significantly and unexpectedly from quarter to quarter.

     Our customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. After building a significant inventory of our products, these parties may be faced with delays in these anticipated major projects for various reasons. As a result, these customers may be required to maintain a significant inventory of our products for longer periods than they originally anticipated, which would reduce further purchases. These reductions, in turn, could cause fluctuations in our future results of operations and severely harm our business and financial condition.

SINCE THE SALES CYCLE FOR OUR PRODUCTS IS TYPICALLY LONG AND UNPREDICTABLE, WE HAVE DIFFICULTY PREDICTING FUTURE REVENUES AND OUR REVENUE AND OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

     A customer's decision to purchase our products often involves a significant commitment of its resources and a lengthy evaluation and product qualification process. Our sales cycle typically lasts from nine months to one year. As a result, we may incur substantial sales and marketing expenses and expend significant management effort without any assurance of a sale. A long sales cycle also subjects us to other risks, including customers' budgetary constraints, internal acceptance reviews and order reductions or cancellations. Even after deciding to purchase our products, our customers often deploy our products slowly.

WE HAVE A LIMITED ORDER BACKLOG. IF WE DO NOT OBTAIN SUBSTANTIAL ORDERS IN A QUARTER, WE MAY NOT MEET OUR REVENUE OBJECTIVES FOR THAT QUARTER.

     Since inception, our order backlog at the beginning of each quarter has not been significant, and we expect this trend to continue for the foreseeable future. Accordingly, we must obtain substantial additional orders in a quarter for shipments in that quarter to achieve our revenue objectives. Our sales agreements allow purchasers to delay scheduled delivery dates without penalty. Our customer purchase orders also allow purchasers to cancel orders within negotiated time frames without significant penalty. In addition, due in part to factors such as the timing of product release dates, purchase orders and product availability, significant volume shipments of our products could occur near the end of our fiscal quarters. If we fail to ship products by the end of a quarter, our operating results would be adversely affected for that quarter.

WE DEPEND UPON A SINGLE CONTRACTOR TO MANUFACTURE OUR PRODUCTS. TERMINATION OF THIS RELATIONSHIP WOULD IMPOSE SIGNIFICANT COSTS ON US AND COULD HARM OR INTERFERE WITH OUR ABILITY TO MEET SCHEDULED PRODUCT DELIVERIES.

     We do not have internal manufacturing capabilities. We have relied on a sole manufacturer, PCB Assembly, Inc., to build our products. PCB Assembly was recently acquired by Flextronics International Limited. Although our contract remains in effect, Flextronics may cancel it on 60 days' notice and is not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. Our reliance on Flextronics involves a number of risks, including the lack of operating history between us and Flextronics, the absence of control over our manufacturing capacity, the unavailability of, or interruptions in, access to process technologies and reduced control over component availability, delivery schedules, manufacturing yields and costs. We are currently evaluating Flextronics' ability to manufacture our products in required volumes. If we decide that Flextronics is unable to meet our needs, we will have to identify and qualify one or more acceptable alternative manufacturers, which could result in substantial manufacturing delays and cause us to incur significant costs. It is possible that an alternate source may not be available to us when needed or be in a position to satisfy our production requirements at acceptable prices and quality. Any significant interruption in manufacturing would harm our ability to meet our scheduled product deliveries to our customers, harm our reputation and could cause the loss of existing or potential customers, any of which could seriously harm our business and operating results.

WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS. IF WE ARE UNABLE TO BUY COMPONENTS ON A TIMELY BASIS, WE WILL NOT BE ABLE TO DELIVER OUR PRODUCTS TO OUR CUSTOMERS ON TIME WHICH COULD CAUSE US TO LOSE CUSTOMERS. IF WE PURCHASE EXCESS COMPONENTS TO REDUCE THIS RISK, WE MAY INCUR SIGNIFICANT INVENTORY COSTS.

     We obtain several of the key components used in our products, including interface circuits, microprocessors, digital signal processors, digital subscriber line modules and flash memory, from single or limited sources of supply. We have encountered, and expect in the future to encounter, difficulty in obtaining these components from our suppliers. As recently as the fourth quarter of 1999, we experienced a severe shortage of components, particularly subscriber line interface circuits, which jeopardized our ability to deliver our products in a timely fashion. We purchase most components on a purchase order basis and we do not have guaranteed supply arrangements with most of our key suppliers. Financial or other difficulties faced by our suppliers or significant changes in demand for these components could limit the availability of these components to us at acceptable prices and on a timely basis, if at all. Any interruption or delay in the supply of any of these components, or our inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would limit our ability to meet scheduled product deliveries to our customers or force us to reengineer our products, which may hurt our gross margins and our ability to deliver products on a timely basis, if at all. A substantial period of time could be required before we would begin receiving adequate supplies from alternative suppliers, if available. In addition, qualifying additional suppliers is time consuming and expensive and exposes us to potential supplier production difficulties or quality variations.

IF WE DO NOT PREDICT OUR MANUFACTURING REQUIREMENTS ACCURATELY, WE COULD INCUR ADDITIONAL COSTS AND SUFFER MANUFACTURING DELAYS.

     We currently provide forecasts of our demand to our contract manufacturer 12 months prior to scheduled delivery of products to our customers. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our component requirements, our contract manufacturer may purchase excess inventory. For those parts that are unique to our products, we could be required to pay for these excess parts and recognize related inventory write-down costs. If we underestimate our requirements, our contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenue.

THE COMPETITION FOR QUALIFIED PERSONNEL IS PARTICULARLY INTENSE IN OUR INDUSTRY AND IN NORTHERN CALIFORNIA. IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WE MAY NOT BE ABLE TO SUSTAIN OR GROW OUR BUSINESS.

     Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, engineering and management personnel, many of whom would be difficult to replace. None of our officers or key employees is bound by an employment agreement for any specific term, and we do not have "key person" life insurance policies covering any of our employees. The competition for qualified personnel is particularly intense in our industry and in Northern California, where there is a high concentration of established and emerging growth technology companies. This competition makes it more difficult to retain our key personnel and to recruit new highly qualified personnel. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing stockholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. In particular, we have experienced difficulty in hiring software and system test engineers and engineers with voice and data experience. We believe that we will continue to experience difficulty in recruiting and retaining qualified personnel in the future. If we are not able to attract and retain the necessary personnel, we could face delays in developing our products and implementing our sales and marketing plans, and we may not be able to grow our business.

WE PLAN TO INVEST A SIGNIFICANT AMOUNT OF OUR RESOURCES TO FUND THE DEVELOPMENT, MARKETING AND SALE OF OUR PRODUCTS; HOWEVER, IF WE ARE UNABLE TO EXPAND OUR SALES AND MARKETING OPERATIONS, WE WILL NOT BE ABLE TO ACHIEVE BRAND AWARENESS FOR OUR PRODUCTS AND GENERATE ADDITIONAL SALES.

     We plan to increase significantly our operating expenses to fund greater levels of research and development, expand our sales and marketing operations, broaden our customer support capabilities and develop new distribution channels. We also plan to expand our general and administrative capabilities to address the demands resulting from this offering and the expected continued growth of our business. Our operating expenses are largely based on anticipated personnel requirements and revenue trends, and a high percentage of our expenses are, and will continue to be, fixed. In addition, we may be required to spend more for research and development than originally budgeted in order to respond to industry trends. As a result, any delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses.

WE HAVE RAPIDLY AND SIGNIFICANTLY EXPANDED OUR OPERATIONS IN RECENT PERIODS. OUR BUSINESS WILL BE HARMED IF WE FAIL TO MANAGE EFFECTIVELY THE GROWTH OF OUR OPERATIONS.

     We have rapidly and significantly expanded our operations in recent periods. This expansion significantly strains our managerial, operational and financial resources. Some of our senior management personnel joined us within the last 12 months. Our President, Vice President of Finance and Administration, Vice President of Marketing, Vice President of Operations, Vice President of Human Resources and Vice President of Sales have all joined us since June 1999. To manage the expected growth of our operations and personnel, we will be required to:

     - improve existing and implement new operational, financial and management controls, reporting systems and procedures;

     - hire, train, motivate and manage additional qualified personnel;

     - expand access to additional manufacturing capacity;

     - effectively manage multiple relationships with our customers, suppliers, distributors and other third parties; and

     - coordinate our domestic and international operations and establish the necessary infrastructure to implement our international strategy.

     If we are not able to manage the growth of our operations in an efficient and timely manner, our business will be severely harmed.

WE RECENTLY MOVED OUR HEADQUARTERS TO NEW FACILITIES. IF WE FAIL TO PROPERLY MANAGE OUR RELOCATION INTO THESE NEW FACILITIES THERE COULD BE A DISRUPTION IN OUR OPERATIONS.

     On August 1, 2000, we relocated to new facilities under a seven year lease in Newark, California. Relocating our employees could cause temporary disruptions in our operations and divert management's attention, due to factors such as computer network reconfigurations and telephone and customer service transitions.

THE TELECOMMUNICATIONS MARKET IS BECOMING INCREASINGLY GLOBAL. WHILE WE PLAN TO EXPAND INTERNATIONALLY, WE HAVE LIMITED EXPERIENCE OPERATING IN INTERNATIONAL MARKETS. IN OUR EFFORTS TO EXPAND INTERNATIONALLY, WE COULD BECOME SUBJECT TO NEW RISKS WHICH COULD HAMPER OUR ABILITY TO ESTABLISH AND MANAGE OUR INTERNATIONAL OPERATIONS.

     We have sales and customer support personnel in the United Kingdom and have initiated distribution relationships covering Germany, France, Australia and New Zealand. We intend to further expand our international operations and enter new markets. This expansion will require significant management attention and financial resources. We have limited experience in marketing and distributing our products internationally and in developing versions of our products that comply with local standards. In addition, our international operations will be subject to other inherent risks, including:

     - the failure to adopt regulatory changes that facilitate the provisioning of competitive communications services;

     - difficulties adhering to international protocol standards;

     - expenses associated with customizing products for other countries;

     - protectionist laws and business practices that favor local competition;

     - reduced protection for intellectual property rights in some countries;

     - difficulties enforcing agreements through other legal systems and in complying with foreign laws;

     - fluctuations in currency exchange rates;

     - political and economic instability; and

     - import or export licensing requirements.

OUR PRODUCTS REQUIRE SUBSTANTIAL INVESTMENT OVER A LONG PRODUCT DEVELOPMENT CYCLE, AND WE MAY NOT REALIZE ANY RETURN ON OUR INVESTMENT.

     The development of new or enhanced products is a complex and uncertain process. We and our OEM manufacturers have in the past and may in the future experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. For example, we recently experienced delays in availability of our DSL eLink products. Development costs and expenses are incurred before we generate any revenues from sales of products resulting from these efforts. Our total research and development expenses were approximately $1.9 million in 1997, $4.2 million in 1998, $6.7 million in 1999 and $5.2 million for the six months ended June 30, 2000. We intend to continue to incur substantial research and development expenses, which could have a negative impact on our earnings in future periods.

IF OUR PRODUCTS CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WE COULD INCUR SIGNIFICANT UNEXPECTED EXPENSES, EXPERIENCE PRODUCT RETURNS AND LOST SALES AND BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Our products are highly technical and are designed to be deployed in very large and complex networks. While our products have been tested, because of their nature, they can only be fully tested when deployed in networks that generate high amounts of voice or data traffic. Because of our short operating history, our products have not yet been broadly deployed. Consequently, our customers may discover errors or defects in our products after they have been broadly deployed. In addition, our customers may use our products in conjunction with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. Any defects or errors in our products discovered in the future, or failures of our customers' networks, whether caused by our products or another vendor's products, could result in loss of customers or decrease in revenue and market share.

     We may be subject to significant liability claims because our products are used in connection with critical communications services. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims resulting from a defect in one of our products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any of these claims, whether or not successful, could seriously damage our reputation and business.

THE COMPLEX NATURE OF OUR TELECOMMUNICATIONS PRODUCTS REQUIRES US TO PROVIDE OUR CUSTOMERS WITH A HIGH LEVEL OF SERVICE AND SUPPORT BY HIGHLY TRAINED PERSONNEL. IF WE DO NOT EXPAND OUR CUSTOMER SERVICE AND SUPPORT ORGANIZATION, WE WILL NOT BE ABLE TO MEET OUR CUSTOMERS' DEMANDS.

     We currently have a small customer service and support organization, and we will need to increase these resources to support any increase in the needs of our existing and new customers. Hiring customer service and support personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of our technologies. We currently plan to use Timeplex, Inc. to install and maintain our products, including in connection with our planned international expansion, when our customers request these services. Our agreement with Timeplex expires in August 2001, and may be terminated earlier upon 60 days' notice. If our relationship with Timeplex ends, we may be unable to find a replacement or to establish the necessary capabilities internally. If we are unable to expand or maintain our customer service and support organization, or if Timeplex fails to install or maintain our products appropriately, our customers may become dissatisfied and we could lose customers and our reputation could be harmed. A reputation for poor service would prevent us from increasing sales to existing or new customers.

WE RELY ON A COMBINATION OF PATENT, COPYRIGHT, TRADEMARK AND TRADE SECRET LAWS, AS WELL AS CONFIDENTIALITY AGREEMENTS AND LICENSING ARRANGEMENTS, TO ESTABLISH AND PROTECT OUR PROPRIETARY RIGHTS. FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY WILL LIMIT OUR ABILITY TO COMPETE AND RESULT IN A LOSS OF A COMPETITIVE ADVANTAGE AND DECREASED REVENUE.

     Our success and ability to compete depend substantially on our proprietary technology. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. We presently have three U.S. patent applications pending, but no issued patents. Despite our efforts to protect our proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of many foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and may not ultimately be successful.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE SOME TECHNOLOGIES IN THE FUTURE.

     Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties have asserted, and may assert in the future, patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. For example, we recently received letters from Sonoma Systems alleging that one of our products infringes a patent owned by Sonoma Systems and inviting us to discuss licensing their patent. In addition, our agreements may require that we indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe or may infringe the proprietary rights of third parties, with or without merit, could be time-consuming, resulting in costly litigation and diverting the efforts of our technical and management personnel. These claims could cause us to stop selling, incorporating or using our products that use the challenged intellectual property and could also result in product shipment delays or require us to redesign or modify our products or enter into licensing agreements. These licensing agreements, if required, would increase our product costs and may not be available on terms acceptable to us, if at all.

IF NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY ARE NOT AVAILABLE TO US OR ARE VERY EXPENSIVE, WE MAY BE UNABLE TO DEVELOP NEW PRODUCTS OR PRODUCT ENHANCEMENTS.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products.

BECAUSE OUR HEADQUARTERS ARE LOCATED IN NORTHERN CALIFORNIA, WHICH IS A REGION CONTAINING ACTIVE EARTHQUAKE FAULTS, IF A NATURAL DISASTER OCCURS, OUR BUSINESS COULD BE SHUT DOWN OR SEVERELY IMPACTED.

     Our business and operations depend on the extent to which our facility and products are protected against damage from fire, earthquakes, power loss and similar events. Despite precautions taken by us, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders.

For example, since we conduct all of our final assembly and tests in one location, any fire or other disaster at the assembly facility would severely harm our business.

        RISKS ASSOCIATED WITH THE MULTISERVICE BROADBAND ACCESS INDUSTRY

INTENSE COMPETITION IN THE MARKET FOR OUR TELECOMMUNICATIONS PRODUCTS COULD PREVENT US FROM INCREASING OR SUSTAINING OUR REVENUE AND PREVENT US FROM ACHIEVING OR SUSTAINING PROFITABILITY.

     The market for multiservice broadband access products is highly competitive. We compete directly with numerous companies, including Accelerated Networks, ADTRAN, Carrier Access, Cisco Systems, Efficient Networks, Lucent Technologies, Nortel Networks and Sonoma Systems. Many of our current and potential competitors have longer operating histories, greater name recognition, significantly greater selling and marketing, technical, manufacturing, financial, customer support, professional services and other resources, including vendor-sponsored financing programs. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products to leverage their customer bases and broaden product offerings to gain market share. In addition, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or even render our products obsolete. We may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing or new competitors. In addition, due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including other large telecommunications equipment manufacturers, may enter our markets, thereby further intensifying competition.

     We believe that our existing OEM customers continuously evaluate whether to offer their own multiservice broadband access devices. If any of our OEM customers decide to internally design and sell their own multiservice broadband access devices, or acquire one or more of our competitors or their broadband access technologies, it could eliminate or substantially reduce its purchases of our products. In addition, our current growth may cause some OEM customers to view us as greater competition. Our OEM relationships could also be harmed as we develop and market new products that may compete directly with the products of our OEM customers. We cannot assure you that any of our OEM customers will continue to rely, or expand their reliance, on us as an external source of supply for their multiservice broadband access devices. Because we rely on only a few OEM customers for a substantial portion of our revenues, any loss of sales to these OEM customers would seriously harm our business, financial condition and results of operations.

BECAUSE OUR INDUSTRY IS CHARACTERIZED BY CONSOLIDATION, WE COULD POTENTIALLY LOSE CUSTOMERS, WHICH WOULD HARM OUR BUSINESS.

     The markets in which we compete are characterized by increasing consolidation, as exemplified by the recent or pending acquisitions of Promatory Communications by Nortel Networks, FlowPoint by Efficient Networks, PairGain Technologies by ADC Telecommunications and Newbridge Networks by Alcatel. We cannot predict how industry consolidation will affect our competitors and we may not be able to compete successfully in an increasingly consolidated industry.

OUR PRODUCTS ARE SUBJECT TO PRICE REDUCTION AND MARGIN PRESSURES. IF OUR AVERAGE SELLING PRICES DECLINE AND WE FAIL TO OFFSET THAT DECLINE THROUGH COST REDUCTIONS, OUR GROSS MARGINS AND POTENTIAL PROFITABILITY WOULD BE SERIOUSLY HARMED.

     In the past, competitive pressures have forced us to reduce the prices of our products. In the second quarter of 1999, we reduced the price of our T1 Integrator product in response to competition, which reduced our gross margins in subsequent periods. We expect similar price reductions to occur in the future in response to competitive pressures. In addition, our average selling prices decline when we negotiate volume price discounts with customers and utilize indirect distribution channels. If our average selling prices decline and we fail to offset that decline through cost reductions, our gross margins and potential profitability would be seriously harmed.

SALES OF OUR PRODUCTS DEPEND ON THE WIDESPREAD ADOPTION OF MULTISERVICE BROADBAND ACCESS SERVICES AND IF THE DEMAND FOR MULTISERVICE BROADBAND ACCESS SERVICES DOES NOT DEVELOP, THEN OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE HARMED.

     Our business will be harmed if the demand for multiservice broadband access services does not increase as rapidly as we anticipate, or if our customers' multiservice broadband access service offerings are not well received in the marketplace. Critical factors affecting the development of the multiservice broadband access services market include:

     - the development of a viable business model for multiservice broadband access services, including the capability to market, sell, install and maintain these services;

     - cost constraints, such as installation, space and power requirements at the central offices of incumbent local exchange carriers, or ILECs;

     - compatibility of equipment from multiple vendors in service provider networks;

     - evolving industry standards for transmission technologies and transport protocols;

     - varying and uncertain conditions of the communications network infrastructure, including quality and complexity, electrical interference, and crossover interference with voice and data telecommunications services;

     - domestic and foreign government regulation; and

     - the ability of competitive local exchange carriers, or CLECs, to obtain sufficient funding and to successfully grow their businesses.

     The market for multiservice broadband access devices may fail to develop for other reasons or may develop more slowly than anticipated, which would harm our business.

IF WE FAIL TO COMPLY WITH REGULATIONS AND EVOLVING INDUSTRY STANDARDS, SALES OF OUR EXISTING AND FUTURE PRODUCTS COULD BE HARMED.

     The markets for our products are characterized by a significant number of communications regulations and standards, some of which are evolving as new technologies are deployed. Our customers may require our products to comply with various standards, including those promulgated by the Federal Communications Commission, or FCC, standards established by Underwriters Laboratories and Telcordia Technologies or proprietary standards promoted by our competitors. In addition, our key competitors may establish proprietary standards which they might not make available to us. As a result, we may not be able to achieve compatibility with their products. Internationally, we may also be required to comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union.

OUR CUSTOMERS ARE SUBJECT TO GOVERNMENT REGULATION, AND CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS THAT NEGATIVELY IMPACT OUR CUSTOMERS COULD HARM OUR BUSINESS.

     The jurisdiction of the FCC extends to the entire communications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers or their service offerings may harm our business. For example, FCC regulatory policies that affect the availability of data and Internet services may impede our customers' penetration into markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards and regulations for the broadband access industry. If our customers are hurt by laws or regulations regarding their business, products or service offerings, demand for our products may decrease.

                ADDITIONAL RISKS THAT MAY AFFECT OUR STOCK PRICE

OUR STOCK PRICE MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL OUR SHARES AT OR ABOVE THE PRICE YOU PAID, OR AT ALL.

     There has previously not been a public market for our common stock. We cannot predict the extent to which investor interest in our stock will lead to the development of a trading market or how liquid that market might become. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. The trading prices and valuations of many technology companies are substantially above historical levels. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO HOW TO USE THE PROCEEDS FROM THIS OFFERING AND THE PROCEEDS MAY NOT BE USED IN A MANNER WITH WHICH YOU AGREE.

     We intend to use the proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and we may use a portion of the proceeds to acquire complementary businesses, products or technologies and expand our sales and marketing efforts. We will have broad discretion over how we use these proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering, and we may spend these proceeds in ways with which you may disagree. Pending any of these uses, we plan to invest the proceeds of this offering in short-term, investment-grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return.

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR STRATEGIC INVESTMENTS THAT WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OR MANAGE, WHICH COULD HURT OUR BUSINESS. THESE ACQUISITIONS OR STRATEGIC INVESTMENTS MAY ALSO DILUTE OUR STOCKHOLDERS AND CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES.

     We may review acquisition prospects and strategic investments that could complement our current product offerings, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. The issuance of equity securities in connection with these acquisitions or investments could significantly dilute our investors. If we incur or assume debt in connection with these acquisitions or investments, we may incur interest charges that could harm our net income. We have little experience in evaluating, completing, managing or integrating acquisitions and strategic investments. Acquisitions and strategic investments may entail numerous integration risks and impose costs on us, including:

     - difficulties in assimilating acquired operations, technologies or products including the loss of key employees;

     - unanticipated costs;

     - diversion of management's attention from our core business concerns;

     - adverse effects on business relationships with our suppliers and customers or those of the acquired businesses;

     - risks of entering markets in which we have no or limited prior experience;

     - assumption of contingent liabilities;

     - incurrence of significant amortization expenses related to goodwill and other intangible assets; and

     - incurrence of significant write-offs.

WE MAY NEED TO RAISE MORE CAPITAL, BUT THE AVAILABILITY OF ADDITIONAL FINANCING IS UNCERTAIN. IF ADEQUATE FUNDS ARE NOT AVAILABLE OR ARE NOT AVAILABLE ON ACCEPTABLE TERMS, WE MAY BE UNABLE TO DEVELOP OR ENHANCE OUR PRODUCTS AND SERVICES, TAKE ADVANTAGE OF FUTURE OPPORTUNITIES OR RESPOND TO COMPETITIVE PRESSURES, WHICH COULD NEGATIVELY IMPACT OUR PRODUCT DEVELOPMENT AND SALES.

     If our capital requirements vary significantly from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage of equity ownership of our existing stockholders will be reduced. In addition, holders of these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, we may incur significant interest charges, and these securities would have rights, preferences and privileges senior to holders of common stock. The terms of these securities could also impose restrictions on our operations. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could negatively impact our product development and sales.

SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD CAUSE OUR STOCK PRICE TO FALL.

     Additional sales of our common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 31,516,832 shares of common stock outstanding. Following this offering, 3,329,500 shares will be freely transferable without restriction or additional registration under the Securities Act of 1933 (other than any of these shares that may be purchased by our "affiliates" as defined in Rule 144(a) under the Securities Act). The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock-up agreements under which our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:

DATE OF AVAILABILITY FOR SALE  APPROXIMATE NUMBER OF SHARES       COMMENT
-----------------------------  ----------------------------       -------
Date of prospectus                  3,329,500                 Freely
                                                              tradeable
                                                              shares
180 days after                     26,511,408                 Shares saleable
prospectus (expiration                                        under Rule 144
at lock-up)                                                   or 701

     In addition, Lehman Brothers may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. Sales of common stock by existing stockholders in the public market, or the availability of the shares for sale, could significantly reduce the market price of our common stock.

     In addition, as soon as practicable after the date of this prospectus, we intend to file registration statements on Form S-8 with the Securities and Exchange Commission covering approximately 17,714,199 shares of common stock reserved for issuance under our stock incentive and employee stock purchase plans. On the date 180 days after the effective date of this offering, at least 5,321,566 shares will be subject to vested options, based on options outstanding on June 30, 2000. Sales of a large number of these shares could decrease the market price of our common stock.

     After this offering, the holders of 17,694,657 shares of common stock will have rights with respect to registration of these shares for sale to the public. If these holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, the sales could decrease the market price for our common stock. If we were to include in a company-initiated registration shares held by these holders pursuant to the exercise of their registration rights, these sales may hinder our ability to raise needed capital.

MANY CORPORATE ACTIONS WOULD BE CONTROLLED BY OFFICERS, DIRECTORS AND AFFILIATED ENTITIES, IF THEY ACTED TOGETHER, REGARDLESS OF THE DESIRE OF OTHER INVESTORS TO PURSUE AN ALTERNATIVE COURSE OF ACTION.

     After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 57.8% of our outstanding common stock. These stockholders, if they acted together, could exert control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

PURCHASERS IN THIS OFFERING WILL IMMEDIATELY EXPERIENCE SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE.

     Because our common stock has in the past been sold at prices substantially less than the initial public offering price that you will pay, you will suffer immediate dilution of $10.44 per share in pro forma net tangible book value. The exercise of outstanding options may result in further dilution.

DELAWARE LAW AND OUR CORPORATE CHARTER AND BYLAWS CONTAIN ANTI-TAKEOVER PROVISIONS THAT WOULD DELAY OR DISCOURAGE TAKE OVER ATTEMPTS THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

     - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

     - the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

     - the establishment of a classified board of directors;

     - the ability of the board of directors to issue, without stockholder approval, up to five million shares of preferred stock with terms set by the board of directors which rights could be senior to those of common stock; and

     - the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

     Each of these provisions could discourage potential take over attempts and could lower the market price of our common stock.

     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - marketing and commercialization of our products under development;

     - our estimates regarding our capital requirements and our needs for additional financing;

     - plans for future products and services and for enhancements of existing products and services;

     - our patent applications and licensed technology;

     - our ability to attract customers and establish collaboration and licensing agreements; and

     - sources of revenues and anticipated revenues, including contributions from corporate collaborations, license agreements and other collaborative efforts, and the continued viability and duration of those agreements and efforts.

     In some cases, you can identify forward-looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," "believe," "estimate," "predict," "potential," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

                             ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     This prospectus contains statistical data regarding the integrated access device industry that we obtained from industry publications, including reports generated by the Yankee Group and Ryan Hankin Kent. These industry publications generally indicate that they have obtained their information from sources believed to be reliable. We have not independently verified their data.

     This prospectus includes the following registered trademarks of VINA
Technologies: T1 Integrator, VINA, VINA Technologies, and Business OfficeXchange. We have filed applications to register the following trademarks:
VINA HDSL Integrator, DSL eLink, VINA Multiservice Xchange, Simplifying the first mile, and The Leading Architect of the first mile. All other trademarks and trade names appearing in this prospectus are the property of their respective holders; for example, SLC, ConnectReach and AnyMedia are trademarks and trade names of Lucent Technologies. The inclusion of other companies' brand names and products in this prospectus is not an endorsement of VINA. These companies are not involved with the offering of our securities.

                                USE OF PROCEEDS

     We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $32.0 million, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $37.0 million. We currently intend to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures and expansion of our domestic and international sales and marketing efforts.

     In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

     We have not yet determined all of our expected expenditures and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

                                 CAPITALIZATION

     The following table describes our capitalization as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis after giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 17,694,657 shares of common stock upon completion of this offering; and

     - on a pro forma as adjusted basis to give effect to the sale of 3,000,000 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses, and the amendment of our certificate of incorporation upon the closing of this offering to change the number of shares authorized for issuance.

     Please read this table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

                                                                       JUNE 30, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                             (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt............................................  $    555    $    555      $    555
                                                            --------    --------      --------
Stockholders' equity:
  Convertible preferred stock, $.0001 par value,
     18,500,000 shares authorized; 17,694,657 shares
     issued and outstanding, actual; 5,000,000 shares
     authorized, no shares issued and outstanding, pro
     forma and pro forma as adjusted......................    48,120          --            --
  Common stock, $.0001 par value, 35,000,000 shares
     authorized; 10,822,175 shares issued and outstanding,
     actual; 28,516,832 shares issued and outstanding, pro
     forma; 125,000,000 shares authorized, 31,516,832
     shares issued and outstanding, pro forma as
     adjusted.............................................    55,515     103,635       135,615
Deferred stock compensation...............................   (36,855)    (36,855)      (36,855)
Accumulated deficit.......................................   (49,670)    (49,670)      (49,670)
                                                            --------    --------      --------
  Total stockholders' equity..............................    17,110      17,110        49,090
                                                            --------    --------      --------
     Total capitalization.................................  $ 17,665    $ 17,665      $ 49,645
                                                            ========    ========      ========

     The table excludes:

     - 450,000 shares of common stock issuable upon the exercise of the underwriters' over-allotment option;

     - 9,345,404 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000, at a weighted average exercise price of $1.35 per share;

     - 7,368,795 shares available for future issuance under our 2000 stock plan as of June 30, 2000; and

     - 1,000,000 shares reserved for issuance under our 2000 employee stock purchase plan.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000 was approximately $17,110,000, or $0.60 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding assuming the conversion of all shares of convertible preferred stock outstanding as of June 30, 2000 into 17,694,657 shares of common stock. After giving effect to the sale of the 3,000,000 shares of common stock by us, and after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2000 would have been $49.1 million, or $1.56 per share of common stock. This represents an immediate increase in net tangible book value of $0.96 per share of common stock to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.44 per share to new investors purchasing shares of common stock in this offering.

     Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on an as adjusted basis. The following table illustrates this per share dilution:

Initial public offering price...............................           $12.00
  Pro forma net tangible book value per share before
     offering...............................................  $0.60
  Increase in pro forma net tangible book value per share
     attributable to this offering..........................   0.96
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             1.56
                                                                       ------
Dilution per share to new investors.........................           $10.44
                                                                       ======

     The following table summarizes, on a pro forma basis as of June 30, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the underwriting discount and estimated offering expenses.

                                           SHARES PURCHASED       TOTAL CONSIDERATION
                                         --------------------    ---------------------    AVERAGE PRICE
                                           NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                         ----------   -------    -----------   -------    -------------
Existing stockholders..................  28,516,832      90%     $51,827,000      59%        $ 1.82
New investors..........................   3,000,000      10       36,000,000      41          12.00
                                         ----------     ---      -----------     ---
     Total.............................  31,516,832     100%     $87,827,000     100%
                                         ==========     ===      ===========     ===

     The table above assumes no exercise of any outstanding stock options. As of June 30, 2000, there were 9,345,404 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.35 per share and 7,368,795 shares available for future issuance under our 2000 stock plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are derived from the consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated financial data as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are derived from unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of December 31, 1996 and 1997 and for the period from June 21, 1996 (inception) through December 31, 1996 are derived from audited consolidated financial statements not included in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. When you read this selected consolidated financial data, it is important that you also read the consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

                                       PERIOD FROM
                                      JUNE 21, 1996
                                       (INCEPTION)                                       SIX MONTHS
                                         THROUGH        YEARS ENDED DECEMBER 31,       ENDED JUNE 30,
                                      DECEMBER 31,    ----------------------------   ------------------
                                          1996         1997      1998       1999      1999       2000
                                      -------------   -------   -------   --------   -------   --------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenue.........................      $ --        $   579   $ 4,393   $ 12,700   $ 5,674   $ 12,056
Cost of revenue.....................                      542      2054      7,713     2,778      7,459
                                          ----        -------   -------   --------   -------   --------
Gross profit........................        --             37     2,339      4,987     2,896      4,597
                                          ----        -------   -------   --------   -------   --------
Costs and expenses:
     Research and development.......       499          1,906     4,174      6,690     2,758      5,213
     Selling, general and
       administrative...............       342          2,532     6,414     10,881     4,520      8,549
     Amortization of deferred stock
       compensation*................                       79       154      4,715       570     10,689
                                          ----        -------   -------   --------   -------   --------
       Total costs and expenses.....       841          4,517    10,742     22,286     7,848     24,451
                                          ----        -------   -------   --------   -------   --------
Loss from operations................      (841)        (4,480)   (8,403)   (17,299)   (4,952)   (19,854)
Interest income, net................         9            165       413        223       168        396
                                          ----        -------   -------   --------   -------   --------
Net loss............................      $(832)      $(4,315)  $(7,990)  $(17,076)  $(4,784)  $(19,458)
                                          ====        =======   =======   ========   =======   ========
Net loss per share, basic and
  diluted(1)........................       N/A        $ (4.83)  $ (2.63)  $  (3.30)  $ (1.06)  $  (2.64)
                                          ====        =======   =======   ========   =======   ========
Shares used in computation, basic
  and diluted(1)....................        --            894     3,038      5,169     4,519      7,376
                                          ====        =======   =======   ========   =======   ========
Pro forma net loss per share, basic
  and diluted(2)....................                                      $  (0.88)            $  (0.80)
                                                                          ========             ========
Shares used in pro forma
  computation, basic and
  diluted(2)........................                                        19,457               24,384
                                                                          ========             ========

---------------
* Amortization of deferred stock compensation

Cost of revenue......................        --        $    --   $     2   $    152   $    26   $   708
Research and development.............        --             36        78      1,098       182     3,233
Selling, general and
  administrative.....................        --             43        74      3,465       362     6,748
                                           ----        -------   -------   --------   -------   -------
                                             --        $    79   $   154   $  4,715   $   570   $10,689
                                           ====        =======   =======   ========   =======   =======

                                                          DECEMBER 31,
                                              -------------------------------------    JUNE 30,
                                               1996      1997      1998       1999       2000
                                              ------    ------    -------    ------    --------
                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments...............................  $5,049    $3,543    $11,359    $2,568    $18,857
Working capital (deficit)...................   4,842     2,896     11,058      (492)    14,297
Total assets................................   5,314     4,524     14,456     6,673     25,284
Long-term debt, less current portion........     129       400        655       534        555
Total stockholders' equity..................   4,917     3,233     11,549       348     17,110

---------------
(1) The diluted net loss per share computation excludes potential shares of common stock issuable pursuant to convertible preferred stock and options to purchase common stock, as well as common stock subject to repurchase rights held by us, as their effect would be antidilutive. See Notes 1 and 6 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted net loss per share.

(2) Includes the weighted average number of shares resulting from the assumed conversion of all outstanding shares of convertible preferred stock upon the completion of this offering. See Note 1 of notes to consolidated financial statements for a detailed explanation of the determination of the shares used in computing pro forma net loss per share. The diluted pro forma net loss per share computation excludes potential shares of common stock issuable pursuant to options to purchase common stock, as well as common stock subject to repurchase rights held by us, as their effect would be antidilutive.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus.

OVERVIEW

     VINA Technologies is a leading developer of multiservice broadband access communications equipment that enables communications service providers to deliver bundled voice and data services. Our products integrate various broadband access technologies, including existing circuit-based and emerging packet-based networks, onto a single platform to alleviate capacity constraints in communications networks.

     From our inception in June 1996 through February 1997, our operating activities related primarily to developing and testing prototype products, commencing the staffing of our sales and customer service organizations and establishing relationships with our customers. We began shipments of our Multiservice T1 Integrator product family in March 1997. In May 1999, we began shipping our Multiservice Xchange product. Since inception, we have incurred significant losses, and as of June 30, 2000, we had an accumulated deficit of $49.7 million.

     We market and sell our products directly to communications service providers and through OEM customers and value-added resellers, or VARs. Our revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collectibility is reasonably assured. This generally occurs upon commercial shipment of our products at which time we have no further performance obligations to our customers. We also record a provision at the time we recognize revenue primarily for warranty costs. No revenue is recognized on products shipped on a trial basis. We recognize extended warranty and other service revenue ratably over the respective service periods. This service revenue has not been significant to date.

     Our customer base is highly concentrated. A relatively small number of customers have accounted for a significant portion of our historical net revenue. For the year ended December 31, 1999, sales to Lucent Technologies accounted for 46% of our net revenue. Five customers, including Lucent Technologies, accounted for approximately 80% of our net revenue for the year ended December 31, 1999. For the six months ended June 30, 2000, sales to our five largest customers accounted for approximately 81% of our net revenue, of which sales to Lucent Technologies, Gabriel Communications and PairGain Technologies accounted for 37%, 17%, and 12% of our net revenue. While the level of sales to any specific customer is anticipated to vary from period to period, we expect that we will continue to experience significant customer concentration for the foreseeable future. To date, international sales have not been significant. International sales have been denominated solely in U.S. dollars and, accordingly, we have not been exposed to significant fluctuations in foreign currency exchange rates.

     Cost of revenue consists primarily of costs of products manufactured by a third-party contract manufacturer, component costs, depreciation of property and equipment, personnel related costs to manage the contract manufacturer and warranty costs, and excludes amortization of deferred stock compensation. We conduct program management, manufacturing engineering, quality assurance and documentation control at our facility in Newark, California. We outsource our manufacturing and testing requirements to Flextronics International Ltd. Accordingly, a significant portion of our cost of revenue consists of payments to this contract manufacturer.

     We expect our gross margin to be affected by many factors, including competitive pricing pressures, fluctuations in manufacturing volumes, costs of components and sub-assemblies, costs from our contract manufacturers and the mix of products or system configurations sold. Additionally, our gross margin may fluctuate due to changes in our mix of distribution channels. Currently, we derive the majority of our revenue from sales made to our OEM customers. A significant increase in revenue to these OEM customers would adversely impact or reduce our gross margin.

     Research and development expenses consist primarily of personnel and related costs, consulting expenses and prototype costs related to the design, development, testing and enhancement of our multiservice broadband access products, and excludes amortization of deferred stock compensation. We expense all of our research and development expenses as incurred.

     Selling, general and administrative expenses consist primarily of personnel and related costs, including salaries and commissions for personnel engaged in direct and indirect selling and marketing and other administrative functions and promotional costs, including advertising, trade shows and related costs, and excludes amortization of deferred stock compensation.

     For the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 2000, we recorded an aggregate of $52.5 million in deferred stock compensation. This amount represents the difference between the deemed fair market value of our common stock at the time of option grants during these periods and the exercise prices of these options. As there is no public market for our common stock, the fair market value of our common stock on option grant dates has been determined by our board of directors. The board of directors in their determination of fair market value takes into consideration many factors including, but not limited to, our financial performance, current economic trends, actions by competitors, market maturity, emerging technologies, near-term backlog and, in some circumstances, valuation analyses performed by independent appraisers using generally accepted valuation methodologies such as the income and market approaches. We are amortizing deferred stock compensation using a multiple option award valuation approach over the vesting periods of the applicable options, which is generally four years. See Note 6 of notes to consolidated financial statements. The amortization of deferred stock compensation, based upon options granted through June 30, 2000, is expected to be $13.2 million in the second half of 2000, $15.0 million in 2001, $6.4 million in 2002 and $2.2 million in 2003.

     Interest income, net, consists primarily of interest earned on our cash, cash equivalent and short-term investment balances partially offset by interest expense associated with our debt obligations.

RESULTS OF OPERATIONS

     The following table sets forth selected consolidated statements of operations data as a percentage of net revenue for the periods indicated. For purposes of this table, cost of revenue, gross profit, research and development, and selling, general and administrative amounts do not include amortization of deferred stock compensation.

                                                                               SIX MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,         JUNE 30,
                                                 --------------------------    -----------------
                                                  1997      1998      1999      1999      2000
                                                 ------    ------    ------    ------    -------
Net revenue....................................   100.0%    100.0%    100.0%   100.0%     100.0%
Cost of revenue................................    93.6      46.8      60.7     49.0       61.9
                                                 ------    ------    ------    -----     ------
Gross profit...................................     6.4      53.2      39.3     51.0       38.1
                                                 ------    ------    ------    -----     ------
Cost and expenses:
  Research and development.....................   329.2      95.0      52.7     48.6       43.2
  Selling, general and administrative..........   437.3     146.0      85.7     79.7       70.9
  Amortization of deferred stock
     compensation..............................    13.6       3.5      37.1     10.0       88.7
                                                 ------    ------    ------    -----     ------
     Total costs and expenses..................   780.1     244.5     175.5    138.3      202.8
                                                 ------    ------    ------    -----     ------
Loss from operations...........................  (773.7)   (191.3)   (136.2)   (87.3)    (164.7)
Interest income, net...........................    28.4       9.4       1.8      3.0        3.3
                                                 ------    ------    ------    -----     ------
Net loss.......................................  (745.3)%  (181.9)%  (134.4)%  (84.3)%   (161.4)%
                                                 ======    ======    ======    =====     ======

  Six Months Ended June 30, 2000 and 1999

     Net revenue. Net revenue increased to $12.1 million for the six months ended June 30, 2000 from $5.7 million for the six months ended June 30, 1999. The growth in net revenue primarily resulted from sales of our Multiservice Xchange products introduced in the second quarter of 1999 and increased unit sales of our other products, offset by price reductions effected in the second quarter of 1999. Net revenue in the period ended June 30, 2000 would have been $4.7 million higher absent these price reductions.

     Cost of revenue. Cost of revenue increased to $7.5 million for the six months ended June 30, 2000 from $2.8 million for the six months ended June 30, 1999. Gross profit increased to $4.6 million for the six months ended June 30, 2000 from $2.9 million for the six months ended June 30, 1999. Gross margin decreased to 38.1% for the six months ended June 30, 2000 from 51.0% for the six months ended June 30, 1999. This decrease in gross margin was due primarily to price reductions effected in the second quarter of 1999.

     Research and development expenses. Research and development expenses increased to $5.2 million for the six months ended June 30, 2000, from $2.8 million for the six months ended June 30, 1999. Research and development expenses decreased as a percentage of net revenue from 48.6% in the first half of 1999 to 43.2% in the first half of 2000, as our revenue increased at a faster rate than research and development expenses. The increase in absolute dollar amounts was primarily a result of additional personnel costs, prototype expenses and consulting costs. We believe that continued investment in research and development is critical to attaining our strategic product and cost reduction objectives, and as a result, we expect these research and development expenses to increase in absolute dollars in the future.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased to $8.5 million for the six months ended June 30, 2000 from $4.5 million for the six months ended June 30, 1999. This increase was primarily attributable to increased personnel costs, including hiring of additional sales and key management personnel, as well as increased recruiting costs. Selling, general and administrative expenses as a percentage of net revenue decreased for the first half of 2000 compared to the first half of 1999, as our revenue increased at a faster rate than selling, general and administrative expenses. We intend to actively participate in marketing, business development activities and selling and promotional programs, and therefore we expect expenses related to these programs to continue to increase substantially in absolute dollars in the future. In addition, we expect to substantially expand our field sales operations and customer support organizations, which would also result in an increase in selling and marketing expenses. We expect selling, general and administrative expenses to continue to increase in absolute dollars as we build our infrastructure to support our anticipated business growth and operation as a public company.

     Amortization of deferred stock compensation. Amortization of deferred stock compensation increased to $10.7 million for the six months ended June 30, 2000 from $570,000 for the six months ended June 30, 1999. Based on stock options granted through June 30, 2000, we expect to record $13.2 million of amortization of stock-based compensation in the six months ending December 31, 2000.

     Interest income, net. Interest income, net for the six months ended June 30, 2000 increased to $396,000 from $168,000 for the six months ended June 30, 1999. This increase was primarily attributable to interest earned on higher average cash balances throughout the relevant period.

  Fiscal Years Ended December 31, 1999, 1998 and 1997

     Net revenue. Net revenue was $12.7 million for 1999, $4.4 million for 1998 and $579,000 for 1997. The increase in net revenue was primarily attributable to increased unit sales of existing and new products, offset by price reductions effected in the second quarter of 1999. In 1999, net revenue would have been $4.7 million higher absent these price reductions.

     Cost of revenue. Cost of revenue was $7.7 million for 1999, $2.1 million for 1998 and $542,000 for 1997. Gross profit increased to $5.0 million for 1999 from $2.3 million for 1998 and $37,000 for 1997. Gross margin decreased to 39.3% for 1999 from 53.2% in 1998. This decrease was due primarily to price reductions effected in the second quarter of 1999. Gross margin increased between 1997 and 1998 as a result of an increase in net revenue, which leveraged our manufacturing personnel expenses and lowered the per unit cost.

     Research and development expenses. Research and development expenses increased to $6.7 million in 1999 from $4.2 million in 1998 and $1.9 million in 1997. These increases were primarily a result of additional personnel costs, higher prototype expenses and higher consulting costs associated with our continuing research and development efforts. Research and development expenses decreased as a percentage of net revenue from 329.2% in 1997, to 95.0% in 1998 and 52.7% in 1999. These decreases were a result of net revenue increasing at a rate faster than research and development expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased to $10.9 million in 1999 from $6.4 million in 1998 and $2.5 million in 1997. These increases were primarily attributable to increased personnel costs, including hiring of additional sales and key management personnel, as well as increased promotional expenses, including trade shows and advertising. Selling, general and administrative expenses decreased as a percentage of revenue from 437.3% in 1997, to 146.0% in 1998 and 85.7% in 1999. These decreases were a result of net revenue increasing at a rate faster than selling, general and administrative expenses.

     Amortization of deferred stock compensation. We recorded deferred stock compensation of $17.9 million in 1999, $394,000 in 1998 and $200,000 in 1997.
Amortization of deferred stock compensation was $4.7 million in 1999, $154,000 in 1998 and $79,000 for 1997.

     Interest income, net. Interest income, net decreased to $223,000 in 1999, from $413,000 in 1998. This decrease was primarily attributable to lower cash balances resulting in lower interest income earned. Interest income, net increased to $413,000 in 1998 from $165,000 in 1997. This increase was primarily attributable to increased interest income earned on higher cash balances partially offset by interest expense on bank loans.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited consolidated statements of operations data for the past six quarters, through June 30, 2000. The unaudited consolidated information for each of these quarters has been prepared on substantially the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. For purposes of these tables, cost of revenue, gross profit, research and development and selling, general and administrative amounts do not include amortization of deferred stock compensation. Historical results are not necessarily indicative of the results to be expected in the future, and results of the interim periods are not necessarily indicative of our results of operations for the entire year.

                                                        THREE MONTHS ENDED
                              -----------------------------------------------------------------------
                              MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,
                                1999         1999        1999         1999        2000         2000
                              ---------    --------    ---------    --------    ---------    --------
                                                          (IN THOUSANDS)
STATEMENTS OF OPERATIONS
  DATA:
Net revenue.................   $ 2,903     $ 2,771      $ 2,992     $ 4,034      $ 5,187     $  6,869
Cost of revenue.............     1,486       1,292        2,177       2,758        3,239        4,220
                               -------     -------      -------     -------      -------     --------
Gross profit................     1,417       1,479          815       1,276        1,948        2,649
                               -------     -------      -------     -------      -------     --------
Cost and expenses:
  Research and
     development............     1,280       1,478        1,531       2,401        2,505        2,708
  Selling, general and
     administrative.........     2,077       2,443        2,832       3,529        3,721        4,828
  Amortization of deferred
     stock compensation.....       117         453        1,547       2,598        3,653        7,036
                               -------     -------      -------     -------      -------     --------
     Total costs and
       expenses.............     3,474       4,374        5,910       8,528        9,879       14,572
                               -------     -------      -------     -------      -------     --------
Loss from operations........    (2,057)     (2,895)      (5,095)     (7,252)      (7,931)     (11,923)
Interest income, net........        91          77           50           5          126          270
                               -------     -------      -------     -------      -------     --------
Net loss....................   $(1,966)    $(2,818)     $(5,045)    $(7,247)     $(7,805)    $(11,653)
                               =======     =======      =======     =======      =======     ========
AS A PERCENTAGE OF NET
  REVENUE:
Net revenue.................     100.0%      100.0%       100.0%      100.0%       100.0%       100.0%
Cost of revenue.............      51.2        46.6         72.8        68.4         62.4         61.4
                               -------     -------      -------     -------      -------     --------
Gross profit................      48.8        53.4         27.2        31.6         37.6         38.6
                               -------     -------      -------     -------      -------     --------
Costs and expenses:
  Research and
     development............      44.1        53.3         51.2        59.5         48.3         39.4
  Selling, general and
     administrative.........      71.5        88.2         94.6        87.5         71.7         70.3
  Amortization of deferred
     stock compensation.....       4.0        16.4         51.7        64.4         70.5        102.5
                               -------     -------      -------     -------      -------     --------
     Total costs and
       expenses.............     119.6       157.9        197.5       211.4        190.5        212.2
                               -------     -------      -------     -------      -------     --------
Loss from operations........     (70.8)     (104.5)      (170.3)     (179.8)      (152.9)      (173.6)
Interest income, net........       3.1         2.8          1.7          .2          2.4          4.0
                               -------     -------      -------     -------      -------     --------
Net loss....................     (67.7)%    (101.7)%     (168.6)%    (179.6)%     (150.5)%     (169.6)%
                               =======     =======      =======     =======      =======     ========

     Net revenue has increased in each successive quarter since the quarter ended June 30, 1999, as we have expanded our product line and increased OEM sales of our products. Net revenue for the quarter ended June 30, 1999 decreased $132,000 from the quarter ended March 31, 1999, primarily due to price reductions on our T1 Integrator product line in response to competitive pressures during the quarter ended June 30, 1999, which was partially offset by net revenue from the initial shipments of our Multiservice Xchange product line.

     Gross profit has increased both in absolute dollars and in percentage of revenue in each of the three most recent quarters, as a result of cost reductions and increased net revenue resulting in lower per unit costs. Gross margin in the quarter ended September 30, 1999 was significantly lower than in the quarter ended June 30, 1999, primarily because of price reductions on our T1 Integrator product line effected during the quarter ended June 30, 1999.

     Costs and expenses have increased in absolute dollars in each successive quarter referred to in the table above. These increases were primarily the result of increased research and development expenses to introduce new products and enhance existing products, increased selling and marketing costs associated with higher revenue levels and increased general and administrative expenses primarily associated with the hiring of key management and other personnel.

     Our quarterly and annual operating results will continue to fluctuate significantly in the future due to a variety of factors, many of which are outside our control. Additionally, as a result of our limited operating history and the emerging nature of the multiservice broadband access market in which we compete, it is difficult for us to forecast our revenues or earnings accurately. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in net revenue relative to our planned expenditures would harm our operating results. Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period to period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is possible that in one or more future quarters our operating results will fall below the expectations of investors and securities analysts, should analysts cover our stock in the future. In either event, the trading price of our common stock would likely fall.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have satisfied our cash requirements primarily through private sales of convertible preferred stock which generated gross proceeds of approximately $48.8 million. At June 30, 2000, we had cash, cash equivalents and short-term investments of $18.9 million, and $1.2 million of outstanding obligations under our equipment loan facility.

     Net cash used in operating activities was $9.1 million in 1999, $8.1 million in 1998 and $3.8 million in 1997. Net cash used in operating activities for the six months ended June 30, 2000 was $7.9 million and $2.2 million for the six months ended June 30, 1999. Cash used in operating activities resulted primarily from net losses from operations in each period.

     Net cash provided by investing activities was $3.1 million in 1999. Net cash used in investing activities was $4.7 million in 1998 and $645,000 in 1997. The increase in cash provided by investing activities in 1999 was due to the maturity of $8.0 million of short-term investments, partially offset by purchases of $4.0 million of short-term investments and $938,000 of property and equipment. The cash used in investing activities in 1998 and 1997 was primarily due to the purchases of short-term securities and property and equipment. Net cash used in investing activities was $14.7 million for the six months ended June 30, 2000 and $2.3 million for the six months ended June 30, 1999, in each case primarily reflecting purchases of short-term investments.

     Cash provided by financing activities was $1.2 million in 1999, $16.6 million in 1998 and $2.9 million in 1997. Cash provided by financing activities in 1999 primarily consisted of proceeds from exercises of stock options and sales of common stock. Cash provided by financing activities in 1998 and 1997 was primarily due to sales of convertible preferred stock. Cash provided by financing activities for the six months ended June 30, 2000 was $25.6 million, primarily due to sales of convertible preferred stock. Cash provided by financing activities for the six months ended June 30, 1999 was $237,000 due primarily to proceeds from issuance of long-term debt.

     We currently have no significant commitments for capital expenditures. We anticipate that we will increase our capital expenditures consistently with our anticipated growth in personnel and infrastructure, including facilities and systems.

     We expect to experience significant growth in our operating expenses for the foreseeable future. As a result, we anticipate that operating expenses will constitute a material use of our cash resources. In addition, we may use cash resources, including net proceeds from this offering, to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our cash on hand, available borrowings under our credit facilities and the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

YEAR 2000 ISSUES

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations for any company using such computer programs or hardware, including, among other things, a temporary inability to process research data, send invoices or engage in normal business activities. We have not experienced any material Year 2000 related problems in connection with our internal systems or our products, although we cannot assure you that such problems will not occur or become apparent in the future. We plan to continue to monitor our internal systems and products throughout the year to assess whether any problems develop. If any errors or defects become evident, we may incur costs to resolve them.

NEW ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, will be effective for us beginning in 2001. Although we have not fully assessed the implications of SFAS No. 133, we do not believe adoption of this statement will have a material impact on our consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     We are exposed to financial market risks related to interest rates and foreign currency exchange rates. Our investments in commercial paper are subject to interest rate risk, but due to the short-term nature of these investments, interest rate changes would not have a material impact on their value at December 31, 1998 and June 30, 2000. There were no such investments at December 31, 1999. We also had debt obligations of $1.0 million, $1.1 million and $1.2 million at December 31, 1998 and 1999 and June 30, 2000, respectively, which bear interest based on prime plus a fixed percentage. We do not hedge any interest rate exposures and a hypothetical change of 10% in the interest rates would not have a material impact on the fair market value of these debt obligations at December 31, 1998 and 1999 and June 30, 2000. To date, our international sales have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations related to sales transactions. However, the functional currency of our subsidiary in the United Kingdom is the U.S. dollar and as the local accounts are maintained in British pounds, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or results of operations.

                                    BUSINESS

     VINA Technologies develops and markets multiservice broadband access products that enable telecommunications service providers to deliver bundled voice and data services. Our products integrate various broadband access technologies, including both circuit- and packet-based technologies, onto a single platform to alleviate capacity constraints in the first mile of communications networks. We believe that by integrating voice and data services, our solutions decrease network access equipment costs and operating expenses for our service provider customers. Our products also create additional revenue opportunities for service providers by enabling them to deliver enhanced services. These services include local and long distance telephone services, as well as high-speed data services, such as Internet access, business-to-business electronic commerce, extended local area networks, outsourced applications services and messaging. By supporting both circuit- and packet-based technologies, our products protect service providers' investments in prevailing circuit-based networks and offer them a cost-effective migration path to emerging packet-based networks. They also facilitate seamless and remote upgrades and service provisioning by our customers.

INDUSTRY BACKGROUND

  Increasing Demand for Broadband Access

     The volume of Internet and other data traffic has grown quickly over the past several years, due primarily to increased numbers of users and the proliferation of bandwidth intensive applications such as business-to-business electronic commerce, web hosting and remote access for telecommuters. According to the Yankee Group, in 2002, over 50% of public communications network traffic in the United States will be data traffic, surpassing the amount of voice traffic on the public network for the first time. Moreover, Ryan Hankin Kent, a market research and consulting firm, projects North American Internet traffic to grow at a rate of approximately 300% per year between 1999 and 2003. Electronic business applications have become critical business tools and, as a result, businesses of all sizes increasingly require their telecommunications service provider to deliver constant broadband connections at affordable rates.

  The First Mile Bottleneck

     Although service providers have deployed emerging packet-based technologies to expand the speed and capacity of long distance networks, more limited investment has been made in local networks, or the first mile, to address the substantial increase in traffic. As a result, the first mile has become the telecommunication infrastructure's principal bottleneck, limiting the ability of service providers to deliver broadband services to the market.

  Deregulation is Accelerating Competition and the Introduction of Broadband Access

     Historically, in the United States, dominant telephone companies, principally Regional Bell Operating Companies, were the exclusive operators of first mile communications networks. The U.S. Telecommunications Act of 1996 opened the local communications market to new entrants. The 1996 Act required the dominant local carriers, known as incumbent local exchange carriers, or ILECs, to lease portions of their networks to other carriers to compete in the first mile. These new entrants are referred to as competitive local exchange carriers, or CLECs. Expanded competition has accelerated the deployment of new technologies, including digital subscriber line, or DSL, digital cable and broadband fixed wireless, into the local market. To date, these broadband solutions have been introduced as parallel data networks, co-existing alongside the voice infrastructure controlled by ILECs, complicating the network.

     While both CLECs and ILECs have introduced services in the market to address competition and the need for broadband access, each of them faces significant challenges in their respective markets.

     CLECs. CLECs have targeted the large business market in particular and have gained market share from ILECs in recent years. Most CLECs have provided either voice or data services and are facing numerous challenges as they attempt to achieve profitability. CLECs are seeking to decrease network expense by improving bandwidth management and reducing customer turnover. They are also seeking to increase revenue per customer by introducing bundled suites of enhanced voice and data services, such as long distance, local call routing, Internet access, business-to-business electronic commerce and web hosting. CLECs have also taken the lead in offering bundled voice and data services to small to medium size businesses, a market which we believe has been dominated, but underserved, by ILECs. These businesses often do not have the financial or technical resources of large businesses to invest in and manage costly parallel voice and data networks. We believe that small to medium size businesses present an opportunity for CLECs to substantially grow their customer base. According to the Yankee Group, in the U.S. there were approximately 9.8 million small to medium size businesses with two to 499 employees in 1999.

     ILECs. Historically, ILECs have faced strict regulations limiting their investment returns in the voice market by tying those returns to their infrastructure and other costs. ILECs now seek to introduce new enhanced data services in deregulated markets where their returns are not so constrained. Although ILECs have traditionally dominated the first mile market, they have lost substantial market share to CLECs in the large business market and have begun to lose market share in the small to medium size business market because CLECs have been able to deliver more cost-effective services. In order to defend their customer base in the small to medium size business market, ILECs are seeking to provide bundled voice and data services to their customers. ILECs are also experiencing a copper wire telecommunication lines shortage in major metropolitan areas because there has been an increase in the number of phone lines installed in customer premises for a variety of applications. Due to this shortage, ILECs face pressure to more efficiently utilize their copper wires to meet the increasing demand for voice and high-speed data access.

  Convergence of Voice and Data Networks

     Voice and data networks have evolved into parallel networks as broadband access networks include both circuit-based networks utilizing time division multiplexing, or TDM, and packet-based networks utilizing various protocols such as asynchronous transfer mode, or ATM, internet protocol, or IP, and frame relay. The deployment of equipment dedicated to circuit-based networks and packet-based networks has resulted in the creation of a highly complex telecommunications infrastructure comprised of multiple networks dedicated to support various protocols. As a result, service providers are subject to high network operating costs due to the redundancy of operating parallel networks and limited equipment compatibility. In order for service providers to deliver cost-effective, bundled voice and data services, we believe these parallel networks as pictured in the diagram below need to be integrated and simplified.

                                      LOGO

   [Edgar description of diagram: Diagram of parallel core networks entitled "Today's Service Provider Network." The diagram depicts the path of voice and data from the public communications network to the end user over the first mile.]

  Limitations Constraining the Deployment of Converged Next-Generation Network Solutions

     While many service providers desire to provide bundled voice and data services, they have been limited in their ability to deliver their services by the following:

     - Uncertain migration path. Service providers have invested billions of dollars in circuit-based networks. They recognize that separate voice and data networks must be converged because separate networks are not cost-effective in the long term. Service providers require products that support both networks and offer a cost-effective migration path from circuit-based networks to emerging packet-based networks.

     - Multiple Equipment and Protocol Types. Addressing multiple protocols has historically required service providers to tap multiple vendors and equipment types, and has resulted in confusion as well as unnecessary network complexity and expense. Service providers require multiservice access solutions that integrate readily into their existing networks, maintain compatibility with other components of their network and provide remote, dynamic bandwidth and service provisioning, eliminating the need for expensive manual provisioning and installation.

     - Inefficient use of network bandwidth. The rapid increase in demand for bandwidth and the limited capacity available in the first mile of telecommunications networks have strained the level of services provided to end users. Service providers require more efficient multiservice access solutions that minimize network expense, maximize bandwidth and are deliverable over a single copper line.

     - Operational challenges to infrastructure deployment. The scope and complexity of existing communication networks pose unique challenges to service providers in recruiting and training the necessary personnel to deploy, scale, provision and maintain the network. Simplified network solutions are needed to help reduce the number of personnel and technical expertise required.

     In order to address these challenges, several communications equipment companies have introduced broadband integrated access devices, or IADs. First generation IADs are circuit-based. As service providers plan their converged, next-generation networks, they have become increasingly reluctant to invest in communication equipment that cannot support asynchronous transfer mode or internet protocol traffic. In response, several vendors have introduced packet-based IADs. However, we believe these new products have not been widely adopted because service providers have invested billions of dollars in their circuit-based networks, which they are unwilling to abandon. The transition to converged, next-generation networks is a costly and complex process that will take many years to complete. Therefore, service providers are seeking broadband access solutions that operate in both circuit- and packet-based environments, enabling them to protect their investment in existing equipment while ensuring a cost-effective migration path to converged, packet-based networks. This solution must be affordable, scalable and easy to install and operate.

THE VINA SOLUTION

     We develop and market broadband access communications equipment that offers, in one product, access to circuit- and packet-based networks. Our products enable service providers to offer a complete suite of bundled voice and data services to end users, including voice, video, data and Internet services, such as business-to-business electronic commerce and web hosting. Using our products, service providers may remotely and dynamically customize the services they deliver to individual customers. Furthermore, our products allow service providers to cost-effectively deliver bundled offerings from a single vendor with a single bill. Our products require little or no information technology expertise on the end users' part and allow service providers to deliver products for the first mile which reduce the cost and complexity associated with purchasing, operating and maintaining their networks.

     We believe that our products offer service providers the following benefits:

     - Defined Network Migration Path. Our products offer a seamless path from the circuit-based network environment to packet-based voice and data network environment. We utilize software to migrate our products to packet-based networks, minimizing or eliminating costly equipment upgrades. Our equipment is currently being installed in both circuit- and packet-based networks.

     - Reduced Network Complexity and Operating Costs. Our platform-based solution integrates multiple products, such as routers, firewalls, channel banks, modems and features of private branch exchanges, or PBXs, which reduce the operating costs and the complexity of delivering bundled voice and data services. Service providers are able to operate more responsively and to roll out services on a cost-effective basis through our software-based remote bandwidth and service provisioning.

     - Increased Value-Added Services. Our solution allows service providers to enhance revenue derived from their installed customer base by selling additional software-enabled services, such as a firewall or local call routing. Our platform-based solution is designed to work with a broad range of first mile transport technologies.

     - Ease of Deployment. Our hardware products incorporate a software-based management system, including a graphical user interface to facilitate installation and use and to allow our service provider customers to remotely manage their product offerings and upgrades. Our product solution, combined with our extensive service program, simplifies and accelerates the deployment of bundled voice and data services.

     - Robust Service Platform. Our products provide telecommunications grade quality and reliability. We offer robust solutions that have been designed to navigate the unpredictable course of technology and standards development. We design our products to allow software-based upgrades for anticipated future network transport technologies.

VINA'S MULTISERVICE BROADBAND ACCESS SOLUTION

     The figure below illustrates how our solution accepts multiple transport services into a single broadband access product. By incorporating various functions, such as firewall, channel bank and features of a private branch exchange, or PBX, onto a single platform, we enable our service provider customers to reduce their equipment costs and network complexity, ease migration from circuit- to packet-based networks, and enhance revenue opportunity from their installed customer base.

     [Edgar description of diagram: Diagram of parallel core networks entitled "The First Mile under VINA." The diagram depicts the path of voice and data from the public communications network to the end user over the first mile.]

THE VINA STRATEGY

     Our objective is to be the leading provider of complete, integrated solutions for the first mile of communications networks. Key elements of our strategy include:

     - Enhancing Strategic Value to our Service Provider Customers. We plan to continue to provide innovative multiservice broadband access solutions that allow our service provider customers to differentiate their service offerings from those of their competitors and to efficiently leverage their capital resources. We have instituted our QuickStart service and implementation program to help our service provider customers' marketing efforts for their bundled voice and data service offerings. We use our customer steering committee, comprised of engineering and marketing executives from some of our service provider customers, to identify and address customer needs and industry trends.

     - Expanding Product and Service Set to Further Simplify the First Mile. We have an established track record of leadership in developing next-generation broadband access solutions based on our technological developments in voice and data delivery systems. We intend to leverage our extensive voice and data development expertise to expand our product offerings and to introduce an end-to-end broadband solution for the first mile.

     - Leveraging Competitive Trends to Accelerate Deployment of Broadband Access. The market for telecommunications services has been dominated by ILECs' existing voice services. We plan to further facilitate competition in this market by enabling CLECs to offer differentiated, bundled voice and data services. We believe ILECs will respond to increased competition by also deploying multiservice broadband access products. We also believe that deregulation in global markets will foster competition and promote the adoption of our products.

     - Developing and Strengthening Strategic Relationships. We intend to continue to strengthen our relationships with a small number of established companies who offer our equipment on an OEM basis to further expand our service provider customer base. We supply products to Lucent Technologies and PairGain Technologies through OEM agreements. In addition, we maintain co-marketing relationships with complementary communications equipment vendors, including CopperCom, Copper Mountain Networks, Jetstream Communications, Tachion Networks, and Tollbridge Technologies. We intend to increase the number of these co-marketing relationships to ensure that our products are compatible with newly developed broadband access technologies.

     - Maintaining and Extending Compatibility with Leading Vendors. We have designed our products to be compatible with leading telecommunications equipment vendors such as Lucent Technologies, PairGain Technologies, Alcatel S.A., Cisco Systems, LM Ericsson and Nortel Networks. We plan to extend our relationships with leading technology companies to jointly develop solutions that further integrate and simplify communications networks.

     - Broadening Distribution Channels. We intend to continue to deepen and expand our direct sales force, as well as our indirect distribution network. We have developed an indirect network of distribution partners, including OEM customers and VARs. We intend to extend our global presence by expanding our existing sales force and establishing OEM and VAR relationships in Europe and the Pacific Rim.

OUR PRODUCTS

     We offer a family of products for the first mile designed to allow service providers to deliver a complete suite of bundled voice and data services cost-effectively over a reduced number of network connections.

  Multiservice T1 Integrator and HDSL Integrator

     Our Multiservice T1 Integrator and HDSL Integrator are hardware platform solutions that allow service providers to integrate their customers' voice, data, video and Internet requirements onto a single T1 line or high-bit rate digital subscriber line, or HDSL. These multiservice broadband access products provide toll-quality voice service in both circuit- and packet-based networks. In addition, they support software-based value-added features including intelligent local call routing, firewalls, service level agreement statistics and Business OfficeXchange, which enables our products to operate as stand-alone PBX systems. Consequently, our multiservice broadband access products not only lower deployment costs and streamline provisioning, but also enable our service providers to differentiate themselves in the market and address end users' service requirements.

     Our T1 Integrator's channel bank function converts a T1 digital line into 24 individual analog telephone circuits. In addition, its integrated multiplexing and routing functionality allows the allocation of channels for video and personal computers, or PCs, as well as high-speed, dedicated Internet and frame relay access. The T1 Integrator also supports standard channel bank functionality and local call routing, which enables 911, 411 and local toll-free calls to be switched to the ILEC and provides redundancy in the event of an interruption in T1 service.

  Multiservice Xchange

     Our Multiservice Xchange, or MX, is a compact, next-generation multiservice broadband access platform that delivers circuit- and packet-based voice, data, video and Internet access services over a maximum of two T1 or, its international equivalent, E1 lines. The MX provides support for the circuit-based TDM network to deliver voice and data access services. It also supports asynchronous transfer mode, or ATM, voice and data services. Accordingly, it meets the needs of both service providers who have implemented ATM networks, as well as providers who intend to migrate from existing circuit- to ATM packet-based networks. The MX provides toll-quality voice service in both circuit- and packet-based networks. For packet-based voice and data applications, the MX provides dynamic bandwidth allocation as well as quality of service, or QoS, management, enabling service providers to further maximize bandwidth in the first mile. Consequently, the MX enables our service provider customers to realize savings in deployment, facility and maintenance costs, streamline provisioning and expand the range of services our customers are able to offer to end users. The MX also supports telecommunication protocols used in major international markets.

  DSL eLink

     We recently introduced a compact family of voice over DSL, or VoDSL, multiservice broadband access products that are scheduled to be available in the second half of 2000. These products are designed to address the growing VoDSL market. Polycom designed and will supply to us the initial products in this family. Known as the DSL eLink family of products, these compact, cost-effective products are designed to provide packet-based ATM and frame-based voice, video, data and Internet services over a single unbundled copper wire symmetric network connection serving the 8- and 16-voice line market. Using the DSL eLink, service providers are expected to be able to take advantage of DSL technology to provide high-speed services over the existing copper wire network and reduce facility costs as compared to an equivalent T1 based service. Additionally, VoDSL technology enables service providers to deliver voice and data services over copper wires previously dedicated to data and Internet services. The DSL eLink products are intended to be single product solutions serving all the voice and data service needs of small to medium size businesses.

     The DSL eLink products are designed to be compatible with several of the major DSL access multiplexes, or DSLAMs, including those from AccessLan Communications, Copper Mountain Networks, Lucent Technologies, Nokia, Nortel Networks and packet-based voice gateways offered by CopperCom, Jetstream Communications and Tollbridge Technologies.

                             VINA PRODUCTS SUMMARY

   PRODUCT            FEATURE/FUNCTIONALITY                     BENEFIT HIGHLIGHTS                  PRICE RANGE
 T1            - Voice, video, data and Internet    - Offers a comprehensive suite of broadband  $1,700 to $4,400
 Integrator    over a single T1 line                  access needs for a business in an
               - Support for 4 to 24 analog           integrated product over a single T1 line
               telephone lines                      - Enables cost-effective voice, data and
               - Ethernet local area network, or      Internet access services
                 LAN, port                          - Extends customers' LAN to the wide area
               - A digital telephone switch port    network
               - A router                           - Connects to external PBX
               - Self-contained IP address          - Secures IP address management
               management                           - Connects to external router or data
               - A firewall                         device
               - A multipurpose high-speed serial
                 port, e.g., video port
               - Software-based enhanced features,
                 including intelligent local call
                 routing, service level agreement
                 statistics and Business
                 OfficeXchange (Centrex
                 functionality)
 HDSL          All of the functions of the T1       All benefits of the T1 Integrator plus:      $2,300 to $5,000
 Integrator    Integrator plus support for HDSL     - Leverages unbundled copper wire network
               network connection                     through HDSL for high-speed, lower cost
                                                      access
 Multiservice  All of the functions of the T1       All benefits of the T1 Integrator plus:      $3,500 to $17,000
 Xchange (MX)  Integrator plus:                     - Offers a comprehensive suite of broadband
               - Up to 3 ports (T1, E1 or DSL)      access needs for a business in an
               - Support for 4 to 48 analog           integrated product over up to 3 ports
               telephone lines                        (T1, E1 or DSL)
               - TDM or ATM voice and data          - Deploys and permits migration from
                 multiplexer                          circuit- to packet-based networks
               - Supports ATM quality of service    - Enables higher bandwidth efficiencies at
               for voice and data                     lower network costs through packet-based
               - ATM dynamic bandwidth allocation   capabilities
 DSL eLink*    - Support for 8 or 16 analog voice   - Provides cost-effective voice, data and    $1,600 to $4,000
                 ports                                Internet access services using SDSL
               - Ethernet port with integral        - Extends customers' LAN to the wide area
               routing                                network
               - Dynamic host control protocol, or  - Enables higher bandwith efficiencies at
                 DHCP, server and firewall            lower network costs through packet-based
               - Symmetric DSL, or SDSL, network      capabilities
                 connection
               - Voice compression over ATM

* These products are scheduled to be available in the second half of 2000.

  SALES AND MARKETING

    Sales

     We sell our products to service providers directly through our sales force, and indirectly through our OEM customers and VARs. We have established a small number of OEM customers and other marketing relationships in order to serve particular markets and provide our service provider customers with opportunities to purchase our products in conjunction with complementary products and services.

     - Direct. Direct sales have represented, and we believe will continue to represent, the majority of our sales. We believe that direct interaction with service providers offers us the best understanding of the business models and technical requirements of our customers. Further, we believe that the competitive nature of the telecommunications equipment industry requires us to reduce costs by eliminating intermediate steps in the distribution chain.

     - OEM. OEM sales through Lucent and PairGain are important distribution channels for us in the U.S. In particular, we believe Lucent's relationships with CLECs, ILECs and small independent operating companies will continue to enhance our ability to reach this large customer base. OEM customers use our products to deliver complete, end-to-end solutions that are installed and field-serviced by their technical support organizations. We plan to initiate and develop relationships with additional leaders in the communications equipment industries as potential OEM customers.

     - Value-Added Resellers. In addition to direct sales and OEM customers, we have existing relationships with VARs focused on the service provider market. We intend to leverage our existing VAR relationships to seek new opportunities for the deployment of our products. In addition to the VARs we work with in the United States, we are developing relationships with VARs in Europe and the Pacific Rim.

     Whether we ship our products directly or through one of our OEM customers or VARs, maintaining a direct relationship with each of our service provider customers is an important part of our sales strategy. Since establishing a strong working relationship with our customers is critical to sales success and future product development, we strive to maintain strong visibility across our service provider customer base, regardless of the distribution channel. As of June 30, 2000, our sales organization consisted of 40 employees.

  Marketing

     Our marketing objectives include building market awareness and acceptance of our company and our products, as well as generating qualified customer leads. To accomplish these objectives, our marketing activities include public relations, communications, research, sales support, direct marketing, a web presence, product marketing, as well as channel marketing. We work directly with service providers to help them develop business models and introduce product packages, promotional programs and pricing strategies, all designed to promote the delivery of multiple voice and data services over a single broadband access facility. In addition, we actively work with a number of industry and trade publications and industry analysts to educate service providers on how to deploy, and the benefits of, multiservice broadband access networks.

     We have developed an extensive co-marketing initiative targeting our customers. Our QuickStart implementation program educates our customers on our products and services through sales support programs, joint marketing and lead generation activities, joint sales initiatives, and technical support. Currently, we maintain QuickStart marketing relationships with eight customers, including 2nd Century Communications, Allegiance Telecom, Birch Telecom, Broadwing, Caprock Communications, Intermedia Communications, Pacific Bell and Time Warner Telecom. The tools and resources available through our QuickStart program enable our customers to quickly understand our product solutions, expand their customer base and create new revenue opportunities for their installed base. As of June 30, 2000, our marketing organization consisted of 19 employees.

CUSTOMER SERVICE AND SUPPORT

     Our customer service organization maintains and supports products sold to service providers and offers technical support to our OEM customers and VARs. We also assist our OEM customers and VARs in offering installation, maintenance and support services to their customers for our products. We handle questions and problems over the Internet, telephone and e-mail. We continually update our website to enable our direct and indirect customers to download the latest technical information and tips, along with firmware, software and product manuals.

CUSTOMERS

     We primarily sell to CLECs, ILECs and smaller independent operating companies through direct sales and indirectly through our OEM customers and VARs. The following is a list of some of our direct and indirect service provider customers:

- 2nd Century Communications
- Allegiance Telecom
- ATG Technologies
- Birch Telecom
- Broadwing
- CapRock Communications
- Gabriel Communications
- GST Telecommunications
- ICG Communications
- Intermedia Communications
- KMC Telecom
- MCI Worldcom
- MediaOne Group
- North American Telephone
- Pacific Bell
- TelePacific Communications
- Time Warner Telecom

     For the year ended December 31, 1999, sales to Lucent accounted for 46% of our net revenue. Five customers, including Lucent Technologies, accounted for approximately 80% of our net revenue for the year ended December 31, 1999. For the six months ended June 30, 2000, sales to our five largest customers accounted for approximately 81% of our net revenue, of which sales to Lucent, Gabriel Communications and PairGain accounted for 37%, 17% and 12% of our net revenue, respectively.

STRATEGIC RELATIONSHIPS

     A key element of our plan is to expand our sales, marketing and distribution channels through strategic relationships. We have established, and will continue to pursue, these strategic relationships in order to grow revenues, and to provide indirect sales and marketing of our solutions.

     Lucent Technologies. In May 1998, we entered into an OEM agreement with Lucent which we restated in May 1999. The Lucent agreement expires in May 2002 and can be renewed for a one year period. The agreement may be terminated by Lucent at any time upon 60 days' notice. Our working relationship with Lucent offers each of us a number of strategic advantages. Lucent uses our products to offer a complete end-to-end solution for the first mile integrating voice and data traffic. In turn, we have the opportunity to leverage Lucent's extensive sales force and marketing relationships to reach new customers and markets.

     Lucent incorporates our T1 Integrator and MX into its ConnectReach product family. ConnectReach consists of our Multiservice T1 Integrator and a seamless connection to Lucent's SLC-2000 Access System, a digital loop carrier, enabling the two products to function as a single, integrated voice and data access system. ConnectReach also interconnects with the AnyMedia Access System, a next-generation digital loop carrier. Lucent's ConnectReach Plus consists of our MX with a seamless connection with either Lucent's SLC-2000 Access System or AnyMedia access system. Designed to offer cost-effective enhanced bundled services to branch offices and small and medium sized businesses, the ConnectReach Plus seamlessly integrates voice, data, video, and Internet access over a common T1, E1 or DSL network connection. The ConnectReach Plus can be deployed today in a TDM network to provide support for existing services such as TDM voice, data, and Internet access. The same ConnectReach Plus chassis can be configured for voice over ATM, providing a smooth migration path for service providers.

     PairGain. In February 1998, we entered into a technology and distribution agreement with PairGain to offer an integrated, cost-effective HDSL-based voice, data, and Internet access solution. In February 1999, the agreement was renewed for an additional year. The agreement is renewable for four more consecutive 12-month periods. On June 28, 2000, ADC Telecommunications completed its acquisition of PairGain. PairGain provides us with modules for our DSL technology which we incorporate into the products we design and produce for PairGain and into products we sell under our label. Similar to our relationship with Lucent, we plan to leverage PairGain's sales force and marketing relationship to reach new customers and markets. PairGain sells our T1 Integrator to their customer base as the PairGain T1 Integrator product. We incorporate PairGain's HDSL technology into our T1 product family under the HDSL Integrator product. Our relationship with PairGain addresses the increasing demand for simple, cost-effective solutions. Our integrated HDSL solution enables PairGain and other service providers to combine voice and data communications while significantly reducing the cost of T1 deployment.

  Interoperability Relationships

     Maintaining product compatibility with a broad range of equipment vendors and central office gateway protocols is critical to our success as a supplier of first mile solutions. These relationships allow us to work with other vendors to develop solutions that continue to simplify the network and enhance our market position with service providers. We have entered into interoperability agreements with four vendors in the voice over DSL market -- CopperCom, Jetstream and Tollbridge. We also have relationships with developers of SS7 gateways to accelerate the deployment of asynchronous transfer mode, or ATM-based local exchange carrier services, including relationships with Convergent Networks, Tachion and TeraBridge. These relationships help minimize the technology risk to our service provider customers.

TECHNOLOGY

     Our products and technology enable multiservice access over a single broadband network with an open architecture. The open nature of our products allows our solution to be seamlessly integrated into the existing TDM infrastructure to deliver enhanced bundled services while offering the ability to migrate the network through hardware or software upgrades, to an asynchronous transfer mode, or ATM network, and subsequently to an Internet protocol, or IP network. We have developed extensive core competencies.

  Asynchronous Transfer Mode and Frame Relay Expertise

     We have developed expertise in packetized voice and data technology. The two widely deployed and proven packet-based technologies that can be utilized to integrate voice and data over a single line are ATM and frame relay. Our expertise with packet-based technology stems from developing advanced system functions such as digital signal processing, echo cancellation, dynamic call setup and virtual circuit switching, as well as class of service management capabilities.

  Digital Subscriber Line Expertise

     DSL has emerged as the most attractive first mile access technology for providing high bandwidth data access over existing copper telephone lines. In addition to high-speed access, DSL technology lowers access costs, compared to equivalent T1 lines. Several versions of DSL are being implemented for differing applications, including SDSL, high-bit rate digital subscriber line, or HDSL, and HDSL2 for business applications. We have designed our products to scale quickly and easily add new transmission technologies. Unlike other DSL technologies, HDSL2 has been standardized to ensure open compatibility. HDSL2 technology provides T1 equivalent performance for both circuit- and packet-based networks. We have implemented HDSL in our T1 Integrator product line and expect to implement SDSL in our DSL eLink product line. We plan to introduce products incorporating HDSL2.

  Internet and Internet Protocol Expertise

     Demand for Internet services has grown exponentially. These services require an all IP infrastructure, especially in the access network for Web applications and use, e-commerce and email. Our products incorporate an IP router which offers firewall options that include circuit level security technology and packet filtering, as well as network address translation, or NAT, and a software-based dynamic host control protocol, or DHCP, to provide dynamic IP address management. These IP elements are necessary to ensure reliable and secure Internet access. Our products offer our customers a fully integrated Internet access solution.

  Time Division Multiplexing Expertise

     Most carrier networks use high bit rate digital systems employing time-division multiplexing, or TDM. With extensive deployment of T1, digital local offices and optical transmission, TDM became economically viable in the 1980s and 1990s. The existing telephone network is predominantly based on digital time division switching, transmission and signaling over the out-of-band control network. Our family of products has been designed to allow seamless integration into existing TDM networks and to offer a migration path to emerging technologies such as ATM or IP.

  Hardware Design

     Our customers favor telecommunications grade hardware designs. Thus we have avoided hardware design technology commonly used in the PC industry. Instead our designs incorporate microprocessors specifically developed for communications applications and for high reliability and high availability environments. We utilize design techniques which result in over-design of our digital circuitry, analog circuitry, cooling and power systems. We incorporate field programmable gate array logic components where possible to simplify designs and improve reliability. Our interface designs incorporate popular standard chipsets in order to assure compatibility with other carrier equipment. Our hardware designs include many maintenance features which reduce operating costs for our customers. For example, our service provider customers can use our equipment to test their analog lines while the line is not inoperable. We perform extensive environmental testing on all of our products and most of our products are designed for and meet network equipment building systems, or NEBs, requirements adopted by most carriers. Our products are also designed to meet the European telecommunications and physical standards. We believe that all our designs meet applicable underwriters labs and Federal Communications Commission standards.

RESEARCH AND DEVELOPMENT

     We believe that our success is, to a large extent, dependent upon our responsiveness to the continued technological migration of our customers' networks. Our research and development group works closely with our OEM customers and our customer steering committee, and our marketing department for product definition and to assure compatability with central office equipment.

     Research and development expenses, including all product development, system testing and documentation, were approximately $1.9 million in 1997, $4.2 million in 1998, $6.7 million in 1999 and $5.2 million for the six months ended June 30, 2000. All of our product development costs have been expensed as incurred. We have licensed certain commercially available software from third parties. We conduct the majority of our research and development at our Newark, California headquarters and are in the process of establishing additional centers through the United States and internationally. As of June 30, 2000, we had 65 employees dedicated to research and development.

     While we develop some custom products for our OEM customers, most of our research and development efforts are focused on standard products. We have significant hardware and software expertise in both TDM and ATM network technologies. We place heavy emphasis on our design verification processes which include extensive testing at our Newark facilities and significant interoperability testing at partner sites.

MANUFACTURING

     We have outsourced our manufacturing operations to Flextronics International, a contract manufacturer located in San Jose, California. We believe outsourcing our manufacturing enables us to benefit from the component purchasing capabilities of a global contract manufacturer that can accommodate significant increases in production volume and product mix, as necessary. We use a rolling 12-month forecast based on anticipated product orders to determine our product requirements. We, in turn, provide these forecasts to Flextronics, who purchases the components for our products and assembles them to our specifications. We intend to utilize Flextronics' resources and expertise to assist us in manufacturing, engineering, repair and product testing.

     Our manufacturer performs board assembly, systems configuration and testing and product shipping. We have developed comprehensive inspection tests and use statistical process controls to assure the reliability and quality of our products. Our manufacturing engineers develop all test procedures and design and build all equipment and stations required to test our products. We integrate these manufacturing tests with our contract manufacturer's build processes. Our manufacturing personnel work closely with our design engineers to design for manufacturability, and to ensure that our test methods remain current as broadband access technologies evolve.

     We obtain several of the key components used in our products from single or limited sources of supply. We have encountered, and expect in the future to encounter, difficulty in obtaining these components from our suppliers. As recently as the fourth quarter of 1999, we experienced a severe shortage of components, particularly subscriber line interface circuits, which jeopardized our ability to deliver our products in a timely fashion. The suppliers of our components range from small vendors to large established companies. Components for which we currently have only a single source include subscriber line interface circuits that we purchase from Advanced Micro Devices, and microprocessors that we purchase from Motorola Corporation. Components for which we currently have limited sources include digital signal processors, DSL modules and flash memory. We purchase most components on a purchase order basis and do not have guaranteed supply arrangements with most of our key suppliers. We or our contract manufacturer may not be able to obtain necessary supplies in a timely manner.

     We select manufacturers and suppliers on the basis of technology, manufacturing capacity, materials management, quality and cost. We may, in the future, seek additional manufacturers and suppliers to meet our anticipated requirements and lower the cost of our products. We are in the process of obtaining International Standards Organization, or ISO, 9001 certification. Flextronics is ISO 9002 certified.

COMPETITION

     The market for multiservice broadband access products is extremely competitive. We believe that competition will increase substantially as the introduction of new technologies, deployment of broadband access networks, and potential regulatory changes create new opportunities for established and emerging companies. Furthermore, DSL- and T1-based solutions compete with broadband wireless and cable offers. We face competition primarily in two areas: equipment manufacturers, such as Accelerated Networks, ADTRAN, Carrier Access Corporation, Efficient Networks, Sonoma Systems and diversified equipment manufacturers such as Cisco Systems, Lucent and Nortel Networks. In addition, we may in the future compete with SS7 gateway suppliers as well as VoDSL suppliers.

     The principal competitive factors for products utilized in our markets include:

     - pricing;

     - product features;

     - reliability and scalability;

     - performance;

     - compatibility with other products;

     - ease of installation and use;

     - customer relationships, service and support; and

     - brand recognition.

     Some of our competitors have greater financial and other resources than do we. With greater resources, our competitors may be able to take better advantage of new competitive opportunities, including offering lease and other financing programs. In addition, the rapid technological developments in our industry can result in frequent changes to our group of competitors. Consolidation in our industry may also affect our ability to compete. Acquisitions may strengthen our competitors' financial, technical and marketing resources and provide greater access to customers or new technologies. As a result, these competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products.

INTELLECTUAL PROPERTY

     We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect our trade secrets and know-how. We currently have three patent applications pending, and another patent application in process, but no issued patents. Although we employ a variety of intellectual property in the development and manufacturing of our products, we believe that none of our intellectual property is individually critical to our current operations. However, taken as a whole, we believe our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. Our intellectual property protection measures may be insufficient to prevent misappropriation of our technology. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies, processes or rights that are important to our business. For example, we recently received letters from Sonoma Systems alleging that one of our products infringes a patent owned by them and inviting us to discuss licensing their patent. We believe that we do not infringe Sonoma Systems' patent. These assertions may result in litigation requiring us to pay substantial damages or to redesign or stop selling our products. Also, even if we were to prevail, litigation could be time-consuming and expensive and could divert our time and attention. In addition, the laws of many foreign countries do not protect our intellectual properties to the same extent as the laws of the United States. We may desire or be required to renew or to obtain licenses from others in order to further develop and market commercially viable products effectively. Any necessary licenses may not be available on reasonable terms.

EMPLOYEES

     As of June 30, 2000, we employed 155 full-time employees including 59 in sales and marketing, 15 in operations, 65 in research and development, and 16 in finance and administration. Our employees are not covered by any collective-bargaining agreements, and we consider our relations with our employees to be good.

FACILITIES

     Our principal executive offices are located in Newark, California, where we lease approximately 52,000 square feet under a lease that expires at the end of July 2007. We believe that these facilities will be adequate to meet our requirements for the foreseeable future. We also have a sales office in Basking Ridge, New Jersey, where we lease approximately 1,600 square feet.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of business. As of the date of this prospectus, there are no material legal proceedings pending or, to our knowledge, threatened against us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows information about our executive officers and directors as of June 30, 2000:

NAME                                   AGE                         POSITION(S)
----                                   ---    ------------------------------------------------------
Steven M. Bauman.....................  55     President, Chief Executive Officer and Director
Joshua W. Soske......................  41     Executive Vice President, Chief Technical Officer and
                                              Director
Gaymond W. Schultz...................  59     Executive Vice President
Stanley E. Kazmierczak...............  40     Vice President, Finance and Administration, Chief
                                              Financial Officer and Secretary
Thomas J. Barsi......................  32     Vice President, Business Development
Julie P. Cotton......................  53     Vice President, Human Resources
Kay E. Kienast.......................  50     Vice President, Marketing
John W. Neese........................  50     Vice President, Engineering
T. Diane Pewitt......................  43     Vice President, Operations
C. Reid Thomas.......................  38     Vice President, Sales
W. Michael West......................  49     Chairman of the Board
Jeffrey M. Drazan....................  41     Director
John F. Malone.......................  52     Director
Philip J. Quigley....................  57     Director
Frank J. Marshall....................  53     Director

     STEVEN M. BAUMAN has served as our President, Chief Executive Officer and as a director since August 1999. Mr. Bauman was a principal at GeoPartners Research, a Cambridge, Massachusetts-based consultancy from February 1998 to August 1999. He was Vice President/General Manager, Network Systems Division and then Vice President of Virtual Private Networks of 3Com, a supplier of network systems, from October 1995 to February 1998. Mr. Bauman was Vice President and General Manager, Software Group, Farallon Communications (now Netopia) from 1993 until September 1995.

     JOSHUA W. SOSKE has served as our Executive Vice President and Chief Technology Officer since August 1999, as a director since our inception and was one of our founders. Mr. Soske served as our President and Chief Executive Officer from inception until August 1999. He has been President and founder of International Design and Research, a communications consulting firm which provides management, architectural design and contract manufacturing services dealing primarily with telephone, data network, and television technologies since March 1979.

     GAYMOND W. SCHULTZ has served as our Executive Vice President since July 1996 and was one of our founders. Mr. Schultz was our Chief Financial Officer from March 1997 until July 1999. Mr. Schultz was a partner at International Design and Research from 1994 to June 1996. Additionally, Mr. Schultz was a founder and served as Vice President of Engineering of StrataCom, a provider of wide area data networking equipment, from 1985 to 1999.

     STANLEY E. KAZMIERCZAK has served as our Vice President, Finance and Administration, Chief Financial Officer and Secretary since July 1999. Mr. Kazmierczak served as Chief Financial Officer and Vice President, Finance and Operations of Digital Link, a supplier of networking products, from January 1999 to July 1999, and as Chief Financial Officer from December 1992 to July 1999. He was Vice President, Finance and Administration of Digital Link from March 1996 to January 1999.

     THOMAS J. BARSI has served as our Vice President, Business Development since January 2000. Mr. Barsi served as our Director of Marketing until December 1999 and our Director of Sales from January 1999 to December 1999. Prior to joining us, he was Director of Marketing responsible for the product line of high-end business products for Pacific Bell Internet from June 1995 to July 1996 and a product manager at Pacific Bell Internet from September 1994 to June 1995.

     JULIE P. COTTON has served as our Vice President, Human Resources since June 2000. Ms. Cotton was Vice President, Human Resources at Pilot Network Services, an Internet security company, from April 1999 to June 2000. She worked as a management consultant from April 1998 to April 1999. Ms. Cotton was also Director of Organizational Effectiveness for Applied Materials, a manufacturer of semiconductor capital equipment, from October 1995 to April 1998. For a year prior to her position with Applied Materials, Ms. Cotton worked as an independent consultant.

     KAY E. KIENAST has served as our Vice President, Marketing since March 2000. Ms. Kienast was Vice President, NSA Marketing at Newbridge Networks, a manufacturer of telecommunications equipment from August 1998 to June 1999. She was Vice President, Marketing at Cincinnati Bell Information Systems from January 1998 to August 1998 and was Director of Marketing at Unisys, a telecommunications equipment manufacturer, from November 1995 to January 1998. She was Manager, Strategy, Planning and Research at Digital Equipment Corporation from mid 1993 to November 1995.

     JOHN W. NEESE has served as our Vice President, Engineering since March 2000. Mr. Neese was our Engineering Director from August 1996 to February 2000 and Chief Financial Officer and Secretary from August 1996 to March 1997. He was Engineering Director at Corsair Communications, a manufacturer of cellular fraud detection products, from August 1995 to August 1996.

     T. DIANE PEWITT has served as our Vice President, Operations since March 2000. Ms. Pewitt served as Vice President of Messaging for the service provider line of business for Lucent Technologies from June 1999 to March 2000. She also served as the Vice President of Operations for Lucent Technologies' Octel Messaging Division from January 1998 to June 1999. Ms. Pewitt was also Director of Operations for Lucent from June 1994 to January 1998.

     C. REID THOMAS has served as our Vice President, Sales since April 2000. Mr. Thomas served as Managing Director, Sales for Lucent Technologies, where he was responsible for AT&T Markets from August 1996 to April 2000. Prior to his employment with Lucent, Mr. Thomas was Group Manager, Strategy and Alliances for Octel Communications, from January 1995 to August 1996.

     W. MICHAEL WEST has served as Chairman of our board of directors since June 1999. He served as Executive Vice President for Lucent Technologies from September 1997 to January 1998. Mr. West was President, Chief Operating Officer and a director of Octel Communications from January 1995 to August 1997, after having served as Executive Vice President from September 1986 to January 1995. Mr. West held multiple positions with Rolm Corporation from 1979 to September 1986, most recently as General Manager of the National Sales Division. Mr. West currently serves as a director of Media Arts Group.

     JEFFREY M. DRAZAN has served as a director since June 1996. Mr. Drazan has been a General Partner of Sierra Ventures since 1984. He currently serves on the boards of directors of FairMarket and Vertel Corporation.

     JOHN F. MALONE has served as a director since January 1997. Mr. Malone has been President and Chief Executive Officer of The Eastern Management Group, a management consulting firm supplying professional services to major communications companies since April 1979. Mr. Malone worked at AT&T where he developed corporate strategy and managed sales and marketing organizations from Ohio to New York.

     FRANK J. MARSHALL has served as a director since October 1997. Mr. Marshall currently serves as a member of the InterWest Partners Advisory Committee and a Venture Partner at Sequoia Capital. Mr. Marshall served as Vice President of Engineering and Vice President and General Manager, Core Business Unit of Cisco Systems from April 1992 to October 1997. Mr. Marshall currently serves as a director of Covad Communications Group and PMC-Sierra.

     PHILIP J. QUIGLEY has served as a director since April 1998. Mr. Quigley was Chairman, President, and Chief Executive Officer of Pacific Telesis Group, a telecommunications holding company, from April 1994 until his retirement in December 1997. Mr. Quigley previously served as President and Chief Executive Officer of Pacific Bell, Executive Vice President and Chief Operating Officer of PacTel

Corporation, and Chief Executive Officer of PacTel Personal Communications. Mr. Quigley serves as a director of Wells Fargo & Company and Nuance Communications and as an advisory director of Thomas Weisel Partners LLC, one of the underwriters.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

     We currently have seven authorized directors. All directors are elected to hold office until the next annual meeting of our stockholders and until their successors have been elected. There are no family relationships among any of our directors or executive officers.

     Upon the closing of this offering, our restated certificate of incorporation will provide for a board of directors consisting of seven members, who will be divided into three classes serving staggered three-year terms:

     - The term of our Class I directors will expire at our 2001 annual meeting;

     - The term of our Class II directors will expire at our 2002 annual meeting; and

     - The term of our Class III directors will expire at our 2003 annual meeting.

     Our Class I directors will be Frank J. Marshall and Joshua W. Soske. Our Class II directors will be John F. Malone and W. Michael West. Our Class III directors will be Steven M. Bauman, Jeffrey M. Drazan and Phillip J. Quigley. Because we have a classified board, only two of our seven board members will be elected at each annual stockholders' meeting, or three in the case of elections for our Class III directors, with the other directors continuing for the remainder of their class terms.

     Our board of directors has a compensation and an audit committee. Our compensation committee is responsible for, among other things, determining salaries, incentives and other forms of compensation for directors, officers and employees and administering various incentive compensation and benefit plans. Our board of directors established executive compensation levels for 1999. Jeffrey M. Drazan, Philip J. Quigley and Steven M. Bauman are the current members of the compensation committee. Mr. Bauman is a non-voting member of the compensation committee. In 1999 Mr. Soske was a non-voting member of the compensation committee. Our audit committee reviews our annual audit and meets with our independent auditors to review our internal accounting procedures and financial management practices. John F. Malone, Frank J. Marshall and Philip J. Quigley are the current members of the audit committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     Except as we otherwise described below, we have not paid any cash compensation to members of our board of directors for their services as directors. We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Directors are eligible to receive stock options under our 2000 stock plan.

     We pay W. Michael West an annual salary of $100,000 for his services as chairman of the board. Additionally, in connection with his joining the board of directors in June 1999, we sold 800,000 shares of common stock to Mr. West at a price of $0.60 a share, subject to a repurchase right, that expires after a four-year period, in the event that Mr. West's employment with us ceases.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to our Chief Executive Officer and to our other most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during the fiscal year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG TERM
                                                            ANNUAL COMPENSATION    COMPENSATION
                                                            -------------------    ------------
                                                                                    SECURITIES
                                                                                    UNDERLYING
NAME AND PRINCIPAL POSITION(S)                               SALARY      BONUS       OPTIONS
------------------------------                              --------    -------    ------------
Steven M. Bauman..........................................  $ 71,279(1) $    --     1,660,000
  Chief Executive Officer and President
Joshua W. Soske...........................................   175,000         --            --
  Executive Vice President and Chief Technical Officer
Gaymond W. Schultz........................................   150,000         --            --
  Executive Vice President
C. G. Waters(2)...........................................   145,000     82,295            --

---------------
(1) Mr. Bauman commenced his employment in August 1999 at a base salary of $200,000. Mr. Bauman is eligible to receive a bonus up to 50% of his base salary. Mr. Bauman has been guaranteed his first full year's bonus.

(2) Mr. Waters, our former vice president, sales, resigned from our company in January 2000.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following tables set forth selected information as of December 31, 1999 and for the fiscal year then ended with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above.

                             OPTION GRANTS IN 1999

                                                                               POTENTIAL REALIZABLE VALUE AT
                                                                               ASSUMED ANNUAL RATES OF STOCK
                                            INDIVIDUAL GRANTS              PRICE APPRECIATION FOR OPTION TERM(4)
                                  --------------------------------------   -------------------------------------
                                  NUMBER OF      PERCENT OF
                                  SECURITIES   TOTAL OPTIONS
                                  UNDERLYING     GRANTED TO
                                   OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION
NAME                              GRANTED(1)   FISCAL YEAR 99   PRICE(2)     DATE(3)        5%           10%
----                              ----------   --------------   --------   -----------   ---------   -----------
Steven M. Bauman(5).............  1,160,000         28.2%        $1.00       8/23/09     $729,518    $1,848,741
                                    500,000         12.2%        $1.00       8/23/09     $314,447    $  796,871
Joshua W. Soske.................         --           --            --            --           --            --
Gaymond W. Schultz..............         --           --            --            --           --            --
C. G. Waters....................         --           --            --            --           --            --

---------------
(1) These incentive stock options are exercisable in full immediately, but the shares received upon exercise are subject to repurchase by us. Our right of repurchase lapses as to 25% of the shares covered by the respective options on the first anniversary of the date of grant, and lapses ratably on a monthly basis thereafter, with the repurchase right terminating in full on the fourth anniversary of the date of grant.

(2) The exercise price for each grant is equal to 100% of the fair market value of our common stock on the date of grant.

(3) The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(4) The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

(5) If a change of control occurs, that number of shares of Mr. Bauman's that would have vested over the next 24 months will immediately vest. Additionally, if he is terminated without good cause or resigns with good cause within 12 months of a change of control, his shares that would have vested over the 12 months following the change of control will immediately vest. A "change of control" will be deemed to occur if a substantial portion of our ownership changes or we sell substantially all of our assets.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following table provides summary information concerning stock option exercises during our last fiscal year and options outstanding at the end of the last fiscal year.

                                                                    NUMBER OF SHARES
                                                                       UNDERLYING      VALUE OF UNEXERCISED
                                                                      UNEXERCISED          IN-THE-MONEY
                                                                       OPTIONS AT           OPTIONS AT
                                                                      DECEMBER 31,         DECEMBER 31,
                                                                          1999               1999(1)
                                             SHARES                 ----------------   --------------------
                                            ACQUIRED      VALUE       EXERCISABLE/         EXERCISABLE/
                  NAME                     ON EXERCISE   REALIZED    UNEXERCISABLE        UNEXERCISABLE
                  ----                     -----------   --------   ----------------   --------------------
Steven M. Bauman.........................         --           --     1,660,000/0          $8,798,000/0
Joshua W. Soske..........................         --           --       434,200/0           2,541,780/0
Gaymond W. Schultz.......................         --           --       245,500/0           1,428,450/0
C. G. Waters.............................         --           --              --                    --

------------------------

(1) Based upon the deemed fair value of our common stock as of December 31, 1999, as subsequently determined for accounting purposes to be approximately $6.30 per share, less the exercise price at the date of grant, multiplied by the number of shares underlying the options.

STOCK PLANS

  1996 and 1998 Stock Option Plans

     Our 1996 Stock Option/Stock Issuance Plan was adopted by our board of directors and approved by our stockholders in December 1996. Our 1998 Stock Plan was adopted by our board of directors and stockholders in March 1998. A total of 15,316,800 shares of common stock were reserved for issuance under the 1996 and 1998 option plans. As of June 30, 2000, options to purchase an aggregate 9,345,404 shares of common stock under our stock option and incentive plans were outstanding at a weighted average exercise price of $1.35 per share. Following the effective date of our 2000 Stock Incentive Plan, no shares of our common stock will remain available for future issuance under the 1996 or 1998 option plans. As of June 30, 2000, a total of 1,368,795 shares of common stock were available for grant under the 1996 or 1998 option plans. Shares that are subject to expired, terminated or unexercised options issued and outstanding or ungranted under the 1996 or 1998 option plans shall be available for option grants or share issuances under our 2000 Stock Incentive Plan following the completion of this offering.

  2000 Stock Incentive Plan

     The 2000 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in July 2000 to be effective following the completion of this offering. The 2000 plan will be administered by our compensation committee. The 2000 plan provides for a variety of stock-based compensation awards to employees, non-employee directors and consultants, including incentive stock options as defined in Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted shares, stock appreciation rights, stock units and other stock-related benefits. A total of 6,000,000 shares plus a number of shares equal to the number of shares subject to expired, terminated, unexercised or ungranted options issued and currently outstanding under the 1996 and 1998 option plans will be reserved for issuance under the 2000 plan. The number of shares reserved for issuance under the 2000 plan will be increased each year by the lowest of 2,500,000 shares, 4% of our fully diluted outstanding common stock on the day of the increase, or a lesser number of shares determined by our board of directors. In no event, however, will the aggregate number of shares awarded under the 2000 plan exceed 10,000,000. Additionally, in no event may an employee or consultant receive option grants for more than 2,000,000 shares in the aggregate in the first fiscal year in which his or her service first commences, or 1,000,000 shares in each fiscal year thereafter.

     The 2000 plan includes change in control provisions that may result in the accelerated vesting of outstanding option grants, stock units and stock appreciation rights. The compensation committee may grant options, stock units or stock appreciation rights in which all or some of the shares shall become vested in the event of a change in control of the company. The board of directors will be able to amend or modify the 2000 plan at any time, subject to any required stockholder approval. The 2000 plan will terminate no later than ten years from the date of adoption.

2000 Employee Stock Purchase Plan

     Our board of directors adopted our 2000 Employee Stock Purchase Plan in June 2000 to be effective upon completion of this offering. In July 2000, our stockholders approved our 2000 Employee Stock Purchase Plan. A total of one million shares of common stock has been reserved for issuance under our employee stock purchase plan, subject to adjustment for dilutive events. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will be increased on the first day of each of our fiscal years, commencing 2001, by the lesser of:

     - 80,000 shares;

     - 1% of our fully diluted outstanding common stock on the day of the increase; or

     - a lesser number of shares determined by our board of directors.

     Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Code, will be administered by the board of directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, will be eligible to participate if they are customarily employed for more than 20 hours per week and for at least five months in any calendar year. Our 2000 Employee Stock Purchase Plan will permit eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation.

     The 2000 Employee Stock Purchase Plan will be implemented during a series of offering periods, with new offering periods, other than the first offering period, commencing on February 1 and August 1 of each year. Our 2000 Employee Stock Purchase Plan establishes two six-month accumulation periods per year. During each accumulation period, payroll deductions will accumulate, without interest. On the last business day of each accumulation period, accumulated payroll deductions will be used to purchase common stock. The initial offering period will commence on the date of this offering and end on July 31, 2002. The initial accumulation period will begin on the date of this offering and end on January 31, 2001.

     The purchase price will be equal to 85% of the fair market value per share of common stock on either the last day of the accumulation period or on the last trading day before the commencement of the applicable offering period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2000 Employee Stock Purchase Plan ends automatically on termination of employment with us. Immediately prior to the effective time of a corporate reorganization, the participation period then in progress will terminate and stock will be purchased with the accumulated payroll deductions unless the 2000 Employee Stock Purchase Plan is assumed by the surviving corporation or its parent corporation pursuant to the plan of merger or consolidation.

401(k) PLAN

     Effective September 1999, we established a tax-qualified employee savings and retirement plan for which our employees will generally be eligible. Under our 401(k) Plan, employees may elect to reduce their current compensation and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by us on behalf of all participants in the 401(k) Plan. To date, we have made no matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

                           RELATED PARTY TRANSACTIONS

     In connection with our founding in July 1996, we sold 1,400,000 shares of common stock to Gaymond W. Schultz, 1,400,000 shares of common stock to Joshua
W. Soske, 770,000 shares of common stock to John W. Neese and 770,000 shares of common stock to Robert Luxenburg, all at a price of $0.0001 per share.

     From January 1997 through March 2000, we sold shares of our preferred stock in private financings as follows:

     - an aggregate of 3,000,000 shares of Series C preferred stock at $4.00 per share in March and May 1998;

     - an aggregate of 790,517 shares of Series D preferred stock at $6.00 per share in October 1998 and April 1999; and

     - an aggregate of 3,404,140 shares of Series E preferred stock at $7.00 per share in January, February and March 2000.

     Each share of preferred stock will convert automatically into one share of common stock upon the closing of this offering. The purchasers of the preferred stock include the following directors, executive officers, holders of more than 5% of our securities and their affiliated entities:

                                                SHARES OF PREFERRED STOCK
                               -----------------------------------------------------------
INVESTOR                       SERIES A     SERIES B     SERIES C     SERIES D    SERIES E
--------                       ---------    ---------    ---------    --------    --------
Entities affiliated with
  Sierra Ventures V,
  L.P.(1)....................  7,500,000    1,242,994      291,484    333,334     714,286
Entities affiliated with
  London Pacific Assurance
  Limited(2).................         --      146,782    1,750,000    333,334     714,286
Frank J. Marshall(3).........         --        1,194       20,000      1,000          --
Philip J. Quigley(4).........         --        7,456      125,000      4,107          --
W. Michael West..............         --           --           --         --      80,000

---------------
(1) Includes shares held by Sierra Ventures V, L.P., Sierra Ventures VI, L.P., and SV Associates VI, as nominee for its general partners. Jeffrey M. Drazan is a general partner of SV Associates V, L.P., the general partner of Sierra Ventures V, L.P., and is a general partner of SV Associates VI, L.P., the general partner of Sierra Ventures VI, L.P. He is also our director. Other than 12,500 shares of Series B preferred stock, 9,048 of Series D preferred stock and 19,389 shares of Series E preferred stock owned through SV Associates VI, he disclaims beneficial ownership of the shares held by the Sierra Ventures entities except to the extent of his pecuniary interest in these shares.

(2) Includes shares held by London Pacific Life & Annuity Company and London Pacific Assurance Limited.

(3) Includes shares held by Frank Marshall Timark LP, of which Mr. Marshall is a general partner.

(4) Includes shares held by family trusts, of which Mr. Quigley is a trustee.

     The purchasers of the above shares of preferred stock are entitled to registration rights. See "Description of Capital Stock -- Registration Rights."

     In June 1999 we sold 800,000 shares of common stock to W. Michael West, our chairman of the board, at a price of $0.60 per share, for an aggregate purchase price of $480,000.

     Frank J. Marshall, a director of ours, is a director of PMC-Sierra, Inc., which is one of our suppliers.

     We believe that the foregoing transactions were in our best interests. Our current policy is that we will enter into transactions with our officers, directors, 5% stockholders and their affiliates only if these transactions are approved by a majority of the disinterested independent directors, are on terms no less favorable to us than could be obtained from unaffiliated parties and are reasonably expected to benefit us.

     For information concerning indemnification of directors and officers, see "Description of Capital Stock -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information as of June 30, 2000 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

     - each named executive officer;

     - each of our directors;

     - each person known to us to be the beneficial owner of more than 5% of our common stock; and

     - all of our directors and executive officers as a group.

     Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o VINA Technologies, Inc., 39745 Eureka Drive, Newark, California 94560.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

     There were 28,516,832 shares of common stock outstanding on June 30, 2000, which assumes the conversion of all outstanding shares of preferred stock into shares of common stock, and, for purposes of the table below, we have assumed that 31,516,832 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

                                                                                     PERCENTAGE OF
                                                                                      COMMON STOCK
                                                                                   BENEFICIALLY OWNED
                                                             NUMBER OF SHARES     --------------------
                                                             OF COMMON STOCK      PRIOR TO     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIALLY OWNED    OFFERING    OFFERING
------------------------------------                        ------------------    --------    --------
DIRECTORS AND EXECUTIVE OFFICERS:
Steven M. Bauman(1).......................................       1,660,000          5.6%        5.1%
Joshua W. Soske(2)........................................       2,284,200           7.8         7.0
Gaymond W. Schultz(3).....................................       1,895,500           6.5         5.9
Jeffrey M. Drazan(4)......................................      10,309,098          36.1        32.6
John F. Malone(5).........................................         150,000             *           *
Philip J. Quigley(6)......................................         286,563           1.0           *
Frank J. Marshall(7)......................................         172,194             *           *
W. Michael West(8)........................................         880,000           3.1         2.8
C. G. Waters..............................................         243,833             *           *

                                                                                     PERCENTAGE OF
                                                                                      COMMON STOCK
                                                                                   BENEFICIALLY OWNED
                                                             NUMBER OF SHARES     --------------------
                                                             OF COMMON STOCK      PRIOR TO     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                        BENEFICIALLY OWNED    OFFERING    OFFERING
------------------------------------                        ------------------    --------    --------
5% STOCKHOLDERS:
Entities affiliated with London Pacific Assurance
  Limited(9)..............................................       2,944,402         10.3%        9.3%
  Minden House
  6 Minden Place
  St. Melier, Jersey
  JE 24WQ, UK
Entities affiliated with Sierra Ventures V, L.P.(10)......      10,082,098          35.4        32.0
  3000 Sand Hill Road
  Building 4, Suite 210
  Menlo Park, CA 94025
All Directors and Executive Officers as a group (16
  persons)(11)............................................      20,873,388          63.1        57.8

---------------
  *  Less than 1%.

 (1) Includes 1,210,000 shares subject to options exercisable within 60 days after June 30, 2000.

 (2) Includes 884,200 shares subject to options exercisable within 60 days after June 30, 2000.

 (3) Includes 495,500 shares subject to options exercisable within 60 days after June 30, 2000.

 (4) Includes 22,896 shares which are subject to our right to repurchase at cost as of June 30, 2000, 70,000 shares subject to options exercisable within 60 days after June 30, 2000, 8,591,484 shares held by Sierra Ventures V, L.P., 1,426,463 shares held by Sierra Ventures VI, L.P. and 64,151 shares held by SV Associates VI, as nominee for its general partners. Jeffrey M. Drazan is a general partner of SV Associates V, L.P., the general partner of Sierra Ventures V, L.P., and is a general partner of SV Associates VI, L.P., the general partner of Sierra Ventures VI, L.P. He is also a director of ours. Other than 40,937 shares issued upon conversion of preferred stock owned through SV Associates VI, he disclaims beneficial ownership of the shares held by Sierra Ventures entities, except to the extent of his pecuniary interest in these shares.

 (5) Includes 150,000 shares subject to options exercisable within 60 days of June 30, 2000.

 (6) Includes 70,000 shares subject to options exercisable within 60 days of June 30, 2000, 36,667 shares which are subject to our right to repurchase at cost as of June 30, 2000, and 136,563 shares held by a family trust of which Mr. Quigley is a trustee.

 (7) Includes 93,334 shares which are subject to our right to repurchase at cost as of June 30, 2000, 22,194 shares held by Frank Marshall Timark LP, of which Mr. Marshall is a general partner, and 70,000 shares held by Mr. Marshall's adult children, of which he disclaims ownership.

 (8) Includes 520,000 shares which are subject to our right to repurchase at cost as of June 30, 2000.

 (9) Includes 714,286 shares held by London Pacific Life & Annuity Company and 2,230,116 shares held by London Pacific Assurance Limited.

(10) Includes 8,591,484 shares held by Sierra Ventures V, L.P., 1,426,463 shares held by Sierra Ventures VI, L.P. and 64,151 shares held by SV Associates VI, as nominee for its general partners.

(11) Includes 4,580,200 shares subject to options exercisable within 60 days of June 30, 2000 and 976,315 shares which are subject to our right to repurchase at cost as of June 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our securities and provisions of our amended and restated certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our restated certificate and bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and to the provisions of Delaware law.

     Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock, and the amendment of our certificate of incorporation, will consist of 125,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.0001 par value.

COMMON STOCK

     As of June 30, 2000 there were 28,516,832 shares of common stock outstanding held by approximately 220 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock upon the closing of this offering.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of preferred stock will be converted into common stock. See Note 6 of notes to consolidated financial statements for a description of the currently outstanding preferred stock. Following the conversion, our certificate of incorporation will be restated to delete all references to the prior series of preferred stock, and 5,000,000 shares of undesignated preferred stock will be authorized. The board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or affect adversely the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of us.

REGISTRATION RIGHTS

     After this offering, the holders of 17,694,657 shares of common stock issued upon conversion of the preferred stock are entitled to rights with respect to the registration of such shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of common stock issuable upon conversion of the preferred stock are entitled to notice of such registration and are entitled to include their shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. These holders have waived their rights to include their shares in this offering. One hundred and eighty days after the effective date of the Registration Statement of which this prospectus is a part, holders of at least 30% of the common stock issuable upon conversion of the preferred stock may require us to prepare and file a registration statement under the Securities Act at our expense covering the common stock issuable upon conversion of the preferred stock provided that the shares to be included in such registration have an anticipated aggregate public offering price of at least $10,000,000, and we are required to use our best efforts to effect such registration, subject to limitations. We are not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of common stock issuable upon conversion of the preferred stock may require us to file additional registration statements on Form S-3, subject to limitations.

DELAWARE ANTI-TAKEOVER LAW AND SELECTED CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Upon the closing of this offering, our directors will be divided into three classes. The number of directors will be distributed among the three classes so that each class will consist of one-third of the board of directors. The classification of the board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors, which could have the effect of delaying or preventing a change in control of our company. Our restated certificate will authorize only the board of directors to fill vacancies, including newly created directorships. Our restated certificate will also provide that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Upon the closing of this offering, our certificate of incorporation will provide that our bylaws may be repealed or amended only by a two-thirds vote of the board of directors or a two-thirds stockholder vote. Further, the certificate of incorporation will require that all stockholder action be taken at a stockholders' meeting. In addition, those provisions of the certificate of incorporation may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class. The provisions described above, together with the ability of the board of directors to issue preferred stock as described above, may have the effect of deterring a hostile takeover or delaying a change in our control or management.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware Law. The Delaware Law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability

     - for any breach of their duty of loyalty to us or our stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided Section 174 of the Delaware Law, or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of our shares entitled to vote in the election of directors, voting as one class.

     Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware Law. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers of us.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

SALE OF RESTRICTED SHARES

     Upon completion of this offering, we will have outstanding 31,516,832 shares of common stock. The 3,000,000 shares of common stock being sold hereby will be freely tradable (other than by any of our "affiliates" as defined in Rule 144(a) under the Securities Act) without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder.

LOCK-UP AGREEMENTS

     Our directors, executive officers and most of our stockholders, who collectively hold an aggregate of approximately 28,187,332 shares of common stock, have agreed that they will not sell any common stock owned by them without the prior written consent of the representatives of the underwriters for a period of 180 days from the date of this prospectus. Transfers or dispositions can be made sooner only with the prior written consent of Lehman Brothers Inc. As a result of the lock-up agreements described above and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

     - approximately 329,500 shares that are not part of this offering will be eligible for sale prior to 180 days after the date of this prospectus;

     - approximately 26,511,408 shares will be eligible for sale upon the expiration of the lock-up agreements, described above, beginning 180 days after the date of this prospectus; and

     - approximately 5,321,566 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

See "Underwriting."

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or one of our affiliates within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock, or approximately 315,170 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option, or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

     Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, if a person (or persons whose shares are aggregated) is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, he or she may sell his or her restricted shares under Rule 144(k) without regard to the limitations described above, if at least two years have elapsed since the later of the date the shares were acquired from us or from our affiliate. The foregoing is a summary of Rule 144 and is not intended to be a complete description of it.

RULE 701

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the two-year minimum holding period requirements.

STOCK PLAN REGISTRATION STATEMENTS

     We intend to file registration statements under the Securities Act covering approximately 17,714,199 shares of common stock reserved for issuance under our stock incentive plans and employee stock purchase plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under the registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the contractual restrictions described above.

REGISTRATION RIGHTS

     In addition, after this offering, the holders of approximately 17,694,657 shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters named below, for whom Lehman Brothers Inc., Thomas Weisel Partners LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                 NUMBER
UNDERWRITERS                                                    OF SHARES
------------                                                    ---------
Lehman Brothers Inc.........................................    1,293,000
Thomas Weisel Partners LLC..................................      646,500
U.S. Bancorp Piper Jaffray Inc..............................      646,500
Chase Securities Inc........................................       36,000
Donaldson, Lufkin & Jenrette Securities Corporation.........       36,000
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................       36,000
FleetBoston Robertson Stephens Inc..........................       36,000
WR Hambrecht & Co. LLC......................................       36,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       36,000
Morgan Stanley & Co. Incorporated...........................       36,000
SG Cowen Securities Corporation.............................       36,000
The Chapman Company.........................................       18,000
Dain Rauscher Incorporated..................................       18,000
Gruntal & Co., L.L.C........................................       18,000
Nutmeg Securities, Ltd......................................       18,000
Pennsylvania Merchant Group.................................       18,000
Raymond James & Associates, Inc.............................       18,000
The Robinson-Humphrey Company, LLC..........................       18,000
                                                                ---------
     Total..................................................    3,000,000
                                                                =========

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that:

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in the financial markets; and

     - we deliver customary closing documents to the underwriters.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers, who may include the underwriters, at this public offering price less a selling concession not in excess of $0.47 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option to purchase up to an aggregate of 450,000 additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment, as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

     The following table shows the per share and total underwriting discounts to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

PAID BY VINA                                                  NO EXERCISE    FULL EXERCISE
------------                                                  -----------    -------------
Per share...................................................  $     0.84      $     0.84
Total.......................................................  $2,520,000      $2,898,000

     We have agreed that, without the prior consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus, except that we may, without their consent, grant options and sell shares under our incentive and purchase plans, although the shares may not be resold in the public market during the lock-up period. All of our executive officers, directors and substantially all of our stockholders holding all of the shares of our capital stock, including all of the holders of the preferred stock, have agreed under lock-up agreements that, without prior written consent, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus. Lehman Brothers Inc. may, in its sole discretion, waive the restrictions of the lock-up agreements at an earlier time without prior notice or announcement and allow one or more stockholders to sell all or any portion of their shares. See "Shares Eligible for Future Sale."

     Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives primarily considered, among other things and in addition to prevailing market conditions:

     - our historical performance and capital structure;

     - estimates of our business potential and earning prospects;

     - an overall assessment of our management; and

     - the consideration of the above factors in relation to market valuations of companies in related businesses.

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "VINA."

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $1.5 million.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock.

     The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase to the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it was to discourage resales of the securities by purchasers in an offering.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

     The underwriters have informed us that they do not intend to confirm the sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority in excess of 5% of the shares offered by them.

     At our request, the underwriters have reserved up to 400,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. In addition, some of our directors or their affiliates have indicated an interest in purchasing a total of approximately 300,000 shares in this offering, although none of them is committed to do so.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners has acted as a lead or co-manager on numerous public offerings of equity securities.

     Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

                                 LEGAL MATTERS

     Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California. Gibson, Dunn & Crutcher LLP, San Francisco, California has and will act as counsel to the underwriters.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to VINA and the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                            VINA TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and June 30, 2000 (Unaudited).............................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999 and for the Six Months
  Ended June 30, 1999 (Unaudited) and 2000 (Unaudited)......  F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1997, 1998 and 1999 and for the
  Six Months Ended June 30, 2000 (Unaudited)................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999 and for the Six Months
  Ended June 30, 1999 (Unaudited) and 2000 (Unaudited)......  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of VINA Technologies, Inc.:

     We have audited the accompanying consolidated balance sheets of VINA Technologies, Inc. and its subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of VINA Technologies, Inc. and its subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

San Jose, California
March 17, 2000

                            VINA TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                                          PRO FORMA
                                                           DECEMBER 31,                   (NOTE 1)
                                                        -------------------   JUNE 30,    JUNE 30,
                                                          1998       1999       2000        2000
                                                        --------   --------   ---------   ---------
                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................  $  7,355   $  2,568   $  5,580
  Short-term investments..............................     4,004         --     13,277
  Accounts receivable, net of allowances of $109, $221
     and $249 in 1998, 1999 and 2000, respectively....     1,617      2,469      2,149
  Inventories.........................................         8         96        450
  Prepaid expenses and other..........................       326        166        460
                                                        --------   --------   --------
       Total current assets...........................    13,310      5,299     21,916
Property and equipment, net...........................     1,058      1,356      2,385
Other assets..........................................        88         18        983
                                                        --------   --------   --------
       Total assets...................................  $ 14,456   $  6,673   $ 25,284
                                                        ========   ========   ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................  $    864   $  3,521   $  4,252
  Accrued compensation and related benefits...........       450        891      1,226
  Accrued warranty....................................       152        449        501
  Other current liabilities...........................       436        410      1,026
  Current portion of long-term debt...................       350        520        614
                                                        --------   --------   --------
       Total current liabilities......................     2,252      5,791      7,619
                                                        --------   --------   --------
Long-term debt........................................       655        534        555
                                                        --------   --------   --------
Commitments (Note 5)
Shareholders' equity:
  Convertible preferred stock; shares authorized: 1998
     and 1999, 15,000,000; 2000, 18,500,000; none
     issued and outstanding on a pro forma basis;
     aggregate liquidation preference of $24,993 in
     1999:
     Series A; $0.10 par value; 7,500,000 shares
       designated and outstanding.....................       744        744        744    $     --
     Series B; $2.50 par value; 3,000,000 shares
       designated and outstanding.....................     7,488      7,488      7,488          --
     Series C; $4.00 par value; 3,200,000 shares
       designated; 3,000,000 shares outstanding.......    11,345     11,345     11,345          --
     Series D; $6.00 par value; 1,200,000 shares
       designated; shares outstanding: 1998, 779,771;
       1999 and 2000, 790,517.........................     4,657      4,722      4,722          --
     Series E; $7.00 par value; 3,600,000 shares
       designated; 3,404,140 shares outstanding in
       2000...........................................        --         --     23,821          --
  Common stock; no par value; 35,000,000 shares
     authorized; shares outstanding: 1998, 6,681,918;
     1999, 8,746,081; 2000: actual, 10,822,175; pro
     forma, 28,516,832................................       837     19,784     55,515     103,635
  Subscription receivable.............................       (25)        --         --          --
  Deferred stock compensation.........................      (361)   (13,523)   (36,855)    (36,855)
  Accumulated deficit.................................   (13,136)   (30,212)   (49,670)    (49,670)
                                                        --------   --------   --------    --------
       Total shareholders' equity.....................    11,549        348     17,110      17,110
                                                        --------   --------   --------    --------
       Total liabilities and shareholders' equity.....  $ 14,456   $  6,673   $ 25,284    $ 25,284
                                                        ========   ========   ========    ========

                See notes to consolidated financial statements.

                            VINA TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,          JUNE 30,
                                             ----------------------------   ------------------
                                              1997      1998       1999      1999       2000
                                             -------   -------   --------   -------   --------
                                                                               (UNAUDITED)
Net revenue................................  $   579   $ 4,393   $ 12,700   $ 5,674   $ 12,056
Cost of revenue
  (excluding amortization of deferred stock
  compensation)............................      542     2,054      7,713     2,778      7,459
                                             -------   -------   --------   -------   --------
Gross profit
  (excluding amortization of deferred stock
  compensation)............................       37     2,339      4,987     2,896      4,597
                                             -------   -------   --------   -------   --------
Costs and expenses:
  Research and development
     (excluding amortization of deferred
     stock compensation)...................    1,906     4,174      6,690     2,758      5,213
  Selling, general and administrative
     (excluding amortization of deferred
     stock compensation)...................    2,532     6,414     10,881     4,520      8,549
  Amortization of deferred stock
     compensation*.........................       79       154      4,715       570     10,689
                                             -------   -------   --------   -------   --------
          Total costs and expenses.........    4,517    10,742     22,286     7,848     24,451
                                             -------   -------   --------   -------   --------
Loss from operations.......................   (4,480)   (8,403)   (17,299)   (4,952)   (19,854)
Interest income............................      205       493        355       228        443
Interest expense...........................      (40)      (80)      (132)      (60)       (47)
                                             -------   -------   --------   -------   --------
Net loss...................................  $(4,315)  $(7,990)  $(17,076)  $(4,784)  $(19,458)
                                             =======   =======   ========   =======   ========
Net loss per share, basic and diluted......  $ (4.83)  $ (2.63)  $  (3.30)  $ (1.06)  $  (2.64)
                                             =======   =======   ========   =======   ========
Shares used in computation, basic and
  diluted..................................      894     3,038      5,169     4,519      7,376
                                             =======   =======   ========   =======   ========
Pro forma net loss per share, basic and
  diluted (Unaudited) (Note 1).............                      $  (0.88)            $  (0.80)
                                                                 ========             ========
Shares used in pro forma computation, basic
  and diluted (Unaudited) (Note 1).........                        19,457               24,384
                                                                 ========             ========

---------------
* Amortization of deferred stock
  compensation:
  Cost of revenue..........................  $    --   $     2   $    152   $    26   $    708
  Research and development.................       36        78      1,098       182      3,233
  Selling, general and administrative......       43        74      3,465       362      6,748
                                             -------   -------   --------   -------   --------
                                             $    79   $   154   $  4,715   $   570   $ 10,689
                                             =======   =======   ========   =======   ========

                See notes to consolidated financial statements.

                            VINA TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                    CONVERTIBLE
                                  PREFERRED STOCK          COMMON STOCK                        DEFERRED
                                --------------------   --------------------   SUBSCRIPTION      STOCK       ACCUMULATED
                                  SHARES     AMOUNT      SHARES     AMOUNT     RECEIVABLE    COMPENSATION     DEFICIT
                                ----------   -------   ----------   -------   ------------   ------------   -----------
Balances, January 1, 1997.....   9,500,000   $ 5,732    5,883,200   $    16       $ --         $     --      $   (831)
Exercise of stock options.....          --        --      417,000        52         --               --            --
Repurchase of common
 stock........................          --        --     (126,750)       --         --               --            --
Sale of Series B convertible
 preferred stock..............   1,000,000     2,500           --        --         --               --            --
Deferred stock compensation...          --        --           --       200         --             (200)           --
Amortization of deferred stock
 compensation.................          --        --           --        --         --               79            --
Net loss and comprehensive
 loss.........................          --        --           --        --         --               --        (4,315)
                                ----------   -------   ----------   -------       ----         --------      --------
Balances, December 31, 1997...  10,500,000     8,232    6,173,450       268         --             (121)       (5,146)
Exercise of stock options.....          --        --      608,468       187         --               --            --
Repurchase of common stock....          --        --     (100,000)      (12)        --               --            --
Sale of Series C convertible
 preferred stock (net of
 issuance costs of $655)......   3,000,000    11,345           --        --         --               --            --
Sale of Series D convertible
 preferred stock (net of
 issuance costs of $21).......     779,771     4,657           --        --         --               --            --
Subscription receivable.......          --        --           --        --        (25)              --            --
Deferred stock compensation...          --        --           --       394         --             (394)           --
Amortization of deferred stock
 compensation.................          --        --           --        --         --              154            --
Net loss and comprehensive
 loss.........................          --        --           --        --         --               --        (7,990)
                                ----------   -------   ----------   -------       ----         --------      --------
Balances, December 31, 1998...  14,279,771    24,234    6,681,918       837        (25)            (361)      (13,136)
Exercise of stock options.....          --        --    1,608,497       608         --               --            --
Repurchase of common stock....          --        --     (344,334)      (18)        --               --            --
Sale of common stock..........          --        --      800,000       480         --               --            --
Sale of Series D convertible
 preferred stock..............      10,746        65           --        --         --               --            --
Receipt of subscription
 receivable...................          --        --           --        --         25               --            --
Deferred stock compensation...          --        --           --    17,877         --          (17,877)           --
Amortization of deferred stock
 compensation.................          --        --           --        --         --            4,715            --
Net loss and comprehensive
 loss.........................          --        --           --        --         --               --       (17,076)
                                ----------   -------   ----------   -------       ----         --------      --------
Balances, December 31, 1999...  14,290,517    24,299    8,746,081    19,784         --          (13,523)      (30,212)
Exercise of stock options*....          --        --    2,395,263     1,881         --               --            --
Repurchase of common stock*...          --        --     (319,169)     (171)        --               --            --
Sale of Series E convertible
 preferred stock (net of
 issuance costs of $8)*.......   3,404,140    23,821           --        --         --               --            --
Deferred stock
 compensation*................          --        --           --    34,021         --          (34,021)           --
Amortization of deferred stock
 compensation*................          --        --           --        --         --           10,689            --
Net loss and comprehensive
 loss*........................          --        --           --        --         --               --       (19,458)
                                ----------   -------   ----------   -------       ----         --------      --------
Balances, June 30, 2000*......  17,694,657   $48,120   10,822,175   $55,515                    $(36,855)     $(49,670)
                                ==========   =======   ==========   =======       ====         ========      ========


                                    TOTAL
                                SHAREHOLDERS'
                                   EQUITY
                                -------------
Balances, January 1, 1997.....    $  4,917
Exercise of stock options.....          52
Repurchase of common
 stock........................          --
Sale of Series B convertible
 preferred stock..............       2,500
Deferred stock compensation...          --
Amortization of deferred stock
 compensation.................          79
Net loss and comprehensive
 loss.........................      (4,315)
                                  --------
Balances, December 31, 1997...       3,233
Exercise of stock options.....         187
Repurchase of common stock....         (12)
Sale of Series C convertible
 preferred stock (net of
 issuance costs of $655)......      11,345
Sale of Series D convertible
 preferred stock (net of
 issuance costs of $21).......       4,657
Subscription receivable.......         (25)
Deferred stock compensation...          --
Amortization of deferred stock
 compensation.................         154
Net loss and comprehensive
 loss.........................      (7,990)
                                  --------
Balances, December 31, 1998...      11,549
Exercise of stock options.....         608
Repurchase of common stock....         (18)
Sale of common stock..........         480
Sale of Series D convertible
 preferred stock..............          65
Receipt of subscription
 receivable...................          25
Deferred stock compensation...          --
Amortization of deferred stock
 compensation.................       4,715
Net loss and comprehensive
 loss.........................     (17,076)
                                  --------
Balances, December 31, 1999...         348
Exercise of stock options*....       1,881
Repurchase of common stock*...        (171)
Sale of Series E convertible
 preferred stock (net of
 issuance costs of $8)*.......      23,821
Deferred stock
 compensation*................          --
Amortization of deferred stock
 compensation*................      10,689
Net loss and comprehensive
 loss*........................     (19,458)
                                  --------
Balances, June 30, 2000*......    $ 17,110
                                  ========

---------------
* Unaudited

                See notes to consolidated financial statements.

                            VINA TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                  SIX MONTHS ENDED
                                                                  YEARS ENDED DECEMBER 31,            JUNE 30,
                                                              --------------------------------   ------------------
                                                               1997        1998         1999      1999       2000
                                                              -------   -----------   --------   -------   --------
                                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(4,315)    $(7,990)    $(17,076)  $(4,784)  $(19,458)
  Reconciliation of net loss to net cash used in operating
    activities:
    Depreciation and amortization...........................      151         299          640       263        427
    Amortization of deferred stock compensation.............       79         154        4,715       570     10,689
    Changes in operating assets and liabilities:
      Accounts receivable...................................      (25)     (1,592)        (852)      674        320
      Inventories...........................................      (83)        126          (88)     (109)      (354)
      Prepaid expenses and other............................      (75)       (243)         160       249       (294)
      Other assets..........................................      (40)        (42)          70        (6)      (965)
      Accounts payable......................................      286         458        2,657       661        731
      Accrued compensation and related benefits.............      133         303          441       207        335
      Accrued warranty......................................       18         135          297       200         52
      Other current liabilities.............................       73         313          (26)     (120)       616
                                                              -------     -------     --------   -------   --------
        Net cash used in operating activities...............   (3,798)     (8,079)      (9,062)   (2,195)    (7,901)
                                                              -------     -------     --------   -------   --------
Cash flows from investing activities:
  Purchases of property and equipment.......................     (645)       (666)        (938)     (306)    (1,456)
  Purchases of short-term investments.......................       --      (6,004)      (3,994)   (4,997)   (15,247)
  Proceeds from sales and maturities of short-term
    investments.............................................       --       2,000        7,998     3,000      1,970
                                                              -------     -------     --------   -------   --------
        Net cash provided by (used in) investing
          activities........................................     (645)     (4,670)       3,066    (2,303)   (14,733)
                                                              -------     -------     --------   -------   --------
Cash flows from financing activities:
  Net proceeds from sale of convertible preferred stock.....    2,500      15,977           90        25     23,821
  Proceeds from sale of common stock........................       --          --          480        --         --
  Proceeds from exercise of stock options...................       52         187          608        90      1,881
  Repurchase of common stock................................       --         (12)         (18)       --       (171)
  Proceeds from issuance of long-term debt..................      467         666          464       298        375
  Repayments of long-term debt..............................      (82)       (257)        (415)     (176)      (260)
                                                              -------     -------     --------   -------   --------
        Net cash provided by financing activities...........    2,937      16,561        1,209       237     25,646
                                                              -------     -------     --------   -------   --------
Net change in cash and cash equivalents.....................   (1,506)      3,812       (4,787)   (4,261)     3,012
Cash and cash equivalents, beginning of period..............    5,049       3,543        7,355     7,355      2,568
                                                              -------     -------     --------   -------   --------
Cash and cash equivalents, end of period....................  $ 3,543     $ 7,355     $  2,568   $ 3,094   $  5,580
                                                              =======     =======     ========   =======   ========
Supplemental cash flow information:
  Cash paid for interest....................................  $    35     $    78     $    103   $    49   $     46
                                                              =======     =======     ========   =======   ========

                See notes to consolidated financial statements.

                            VINA TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Business -- VINA Technologies, Inc. (the Company), incorporated in June 1996, designs, develops, markets and sells multiservice broadband access communications equipment that enables communications service providers to deliver bundled voice and data services. The Company has incurred significant losses since inception and expects that net losses and negative cash flows from operations will continue for the forseeable future.

     Basis of Presentation -- The consolidated financial statements include the accounts of VINA Technologies, Inc. and its wholly-owned subsidiary in the United Kingdom. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications -- Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to current year presentation. These reclassifications had no effect on the consolidated financial position, results of operations or cash flows for any of the periods presented.

     Certain Significant Risks and Uncertainties -- Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. The Company only invests its cash in highly liquid and high investment grade instruments. The Company sells its products to distributors and end users primarily in the United States and generally does not require its customers to provide collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition and maintains allowances for estimated potential bad debt losses.

     The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations or cash flows: advances and trends in new technologies and industry standards; competitive pressures in the form of new products or price reductions on current products; changes in the overall demand for products offered by the Company; changes in certain strategic relationships or customer relationships; litigation or claims against the Company based on intellectual property, patent, product, regulatory or other factors; risk associated with changes in domestic and international economic and/or political conditions or regulations; availability of necessary product components; and the Company's ability to attract and retain employees necessary to support its growth.

     Certain components and subassemblies used in the Company's products are purchased from a sole supplier or a limited group of suppliers. In addition, the Company outsources the production and manufacture of its access integration devices to a sole turnkey manufacturer. Any manufacturing disruption, shortage of supply of products or components, or the inability of the Company to procure products or components from alternative sources on acceptable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

     Cash Equivalents -- The Company classifies all highly liquid debt instruments with maturities at the date of purchase of three months or less as cash equivalents.

     Short-Term Investments -- Short-term investments consist of various instruments with investment grade credit ratings. All of the Company's short-term investments are classified as "available-for-sale"

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

based on the Company's intended use and are stated at amortized cost (specific identification basis), which approximates fair value.

     At December 31, 1998, short-term investments consist of certificates of deposit of $1,001,000, corporate debt obligations of $2,002,000 and U.S. government obligations of $1,001,000. Available-for-sale securities are classified as current assets as all maturities are within one year. At June 30, 2000, short-term investments consist of investments in commercial paper with maturities within one year.

     Fair Value of Financial Instruments -- The Company's financial instruments include cash equivalents, short-term investments and long-term debt. Cash equivalents and short-term investments are stated at cost which approximates fair market value based on quoted market prices. The recorded carrying amount of the Company's long-term debt approximates fair value since such debt instruments bear interest at approximately market rates.

     Inventories -- Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the related assets.

     Long-Lived Assets -- The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

     Income Taxes -- The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss and tax credit carryforwards measured by applying currently enacted tax laws. A valuation allowance is provided to reduce net deferred tax assets to an amount that is more likely than not to be realized.

     Stock-Based Compensation -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and to nonemployees using the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

     Revenue Recognition -- Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales to both distributors and end users, this generally occurs at the time of shipment. Revenues from software upgrades sold to existing customers are also recognized upon shipment. For certain sales to distributors with collection dependent on resale, revenue recognition occurs upon resale to end users. A provision for estimated sales returns and warranty costs is recorded at the time the product revenue is recognized.

     The Company applies Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended, which requires, among other things, revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     Research and Development -- Costs incurred in research and development are charged to operations as incurred.

     Foreign Currency -- The functional currency of the Company's foreign subsidiary is the U.S. dollar. Transaction and remeasurement gains and losses were not significant for any of the periods presented.

     Net Loss per Share -- Basic earnings per share (EPS) excludes dilution and is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the period excluding the weighted average common shares subject to repurchase. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive.

     Unaudited Pro Forma Net Loss per Share -- Pro forma net loss per share, basic and diluted, is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period and the weighted average number of shares outstanding for the period resulting from the assumed conversion of convertible preferred stock.

     Comprehensive Loss -- In accordance with SFAS No. 130, "Reporting Comprehensive Income," the Company reports by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive loss for the years ended December 31, 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000 was the same as net loss.

     Unaudited Pro Forma Information -- The unaudited pro forma information in the accompanying consolidated balance sheet assumes that the conversion of the outstanding shares of convertible preferred stock into 17,694,657 shares of common stock resulting from the completion of an initial public offering had actually occurred on June 30, 2000. Common shares issued resulting from such an initial public offering and its related estimated net proceeds are excluded from such pro forma information.

     Unaudited Interim Financial Information -- The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited and has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

     New Accounting Standard -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, will be effective for the Company beginning in 2001. Although the Company has not fully assessed the implications of SFAS No. 133, management does not believe adoption of this statement will have a material impact on the Company's financial position, results of operations or cash flows.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

2. INVENTORIES

     Inventories consist of the following:

                                                              DECEMBER 31,
                                                              ------------    JUNE 30,
                                                              1998    1999      2000
                                                              ----    ----    ---------
                                                                   (IN THOUSANDS)
Raw materials and subassemblies.............................  $--     $48       $191
Finished goods..............................................    8      48        259
                                                              ---     ---       ----
Inventories.................................................  $ 8     $96       $450
                                                              ===     ===       ====

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1999
                                                              ------    -------
                                                               (IN THOUSANDS)
Computer equipment and software.............................  $  585    $   915
Machinery and equipment.....................................     792      1,227
Furniture and fixtures......................................      90        180
Leasehold improvements......................................      58        115
                                                              ------    -------
                                                               1,525      2,437
Accumulated depreciation and amortization...................    (467)    (1,081)
                                                              ------    -------
Property and equipment, net.................................  $1,058    $ 1,356
                                                              ======    =======

4. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1999
                                                              ------    ------
                                                               (IN THOUSANDS)
Capital expenditure term loan due April 1999................  $   41    $   --
Capital expenditure term loan due June 2001.................     669       401
1998 capital expenditure facility...........................     295       653
                                                              ------    ------
Total debt..................................................   1,005     1,054
Current portion of long-term debt...........................    (350)     (520)
                                                              ------    ------
Long-term debt..............................................  $  655    $  534
                                                              ======    ======

     Borrowings under the capital expenditure term loans were utilized to finance purchases of capital equipment. The outstanding balance on the term loan due in April 1999 was paid in its entirety during 1999. The 36-month term loan due in June 2001 is to be repaid in equal monthly principal installments of $22,000 plus accrued interest at prime (8.5% at December 31, 1999) plus 1%. The outstanding borrowings under this term loan are secured by substantially all assets of the Company.

     Under the 1998 capital expenditure facility, borrowings are to be repaid in 36 equal monthly principal installments of $21,000 plus accrued interest at prime plus 0.75%. Outstanding borrowings under this term loan are secured by substantially all assets of the Company. No additional borrowings are available under this facility.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     In 1999, the Company entered into another capital expenditure facility. Under the arrangement, the Company can borrow up to $1,000,000 on a non-revolving line of credit to finance purchases of capital equipment. The borrowing period extends through September 17, 2000. During the borrowing period, no principal amounts are due and interest at prime plus 1% is payable monthly. At the end of the borrowing period, any outstanding balances will automatically be converted into a 36-month term loan payable in equal monthly principal installments plus interest at prime plus 1%. Outstanding borrowings under this facility would be secured by substantially all assets of the Company. As of December 31, 1999, no borrowings have been made under this facility.

     Outstanding borrowings under all of the Company's debt arrangements are subject to certain financial covenant requirements which include a minimum tangible net worth, maximum debt to tangible net worth ratio, minimum quick ratio and minimum cash balance to debt service coverage ratio. The Company received a waiver of all compliance requirements from its lender as of December 31, 1999 and through March 31, 2000. Accordingly, at December 31, 1999, the outstanding borrowings were classified as current or long-term in the accompanying consolidated balance sheet based on their scheduled maturity dates.

     Future annual maturities of debt obligations outstanding at December 31, 1999 are as follows (in thousands):

2000........................................................  $  520
2001........................................................     387
2002........................................................     147
                                                              ------
          Total debt........................................  $1,054
                                                              ======

5. COMMITMENTS

     The Company leases its primary facilities under a noncancelable operating lease which expires in July 2000. Rent expense was $130,000, $298,000 and $302,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Future annual minimum lease payments are $133,000 for 2000.

6. SHAREHOLDERS' EQUITY

  Convertible Preferred Stock

     In 1997, the Company issued 1,000,000 shares of Series B convertible preferred stock at $2.50 per share resulting in proceeds of $2,500,000.

     In 1998, the Company issued 3,000,000 shares of Series C convertible preferred stock at $4.00 per share resulting in net proceeds of $11,345,000 and 775,604 shares of Series D convertible preferred stock at $6.00 per share resulting in net proceeds of $4,632,000. The Company issued an additional 4,167 shares of Series D convertible preferred stock at $6.00 per share, for which the proceeds were not payable until 1999, and accordingly, the Company established a $25,000 subscription receivable at December 31, 1998.

     In 1999, the Company issued an additional 10,746 shares of Series D convertible preferred stock at $6.00 per share resulting in proceeds of $65,000.

     From January 2000 through March 6, 2000, the Company issued 3,404,140 shares of Series E convertible preferred stock at $7.00 per share resulting in net proceeds of $23,821,000.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     Significant terms of the convertible preferred stock are as follows:

     - Annual noncumulative cash dividends of $0.008, $0.20, $0.32, $0.48 and $0.56 per share of Series A, Series B, Series C, Series D and Series E, respectively, must be paid prior to any dividend on the common stock, if and when declared by the Board of Directors.

     - In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A, Series B, Series C, Series D and Series E shall receive, prior to any distributions to holders of common stock, $0.10, $2.50, $4.00, $6.00 and $7.00 per share for Series A, Series B,
       Series C, Series D and Series E, respectively, plus any declared but unpaid dividends.

     - Each share of convertible preferred stock is convertible into one share of common stock, subject to adjustments for events of dilution, at the option of the holder any time after the date of issuance. In addition, each share of convertible preferred stock will automatically be converted into common stock either (i) upon the completion of a public offering of common stock with aggregate proceeds greater than $7,500,000 and at a price per share not less than $7.00 per share or (ii) at such time as the holders of more than 50% of all of the convertible preferred stock, voting as a single class, consent to the conversion of all shares.

     - Each share has the right to vote equal to the number of shares of common stock into which it is convertible.

  Common Stock

     Common stock issued under certain stock purchase agreements and stock option plan exercises is subject to repurchase by the Company. The number of shares subject to repurchase is generally reduced over a four-year vesting period. At December 31, 1998 and 1999 and June 30, 2000, 2,724,157, 2,320,548
and 2,400,091 shares were subject to repurchase, respectively.

  Net Loss Per Share

     The following is a calculation of the denominators used for the basic and diluted net loss per share computations:

                                                                             SIX MONTHS
                                                YEARS ENDED DECEMBER 31,   ENDED JUNE 30,
                                                ------------------------   ---------------
                                                 1997     1998     1999     1999     2000
                                                ------   ------   ------   ------   ------
                                                              (IN THOUSANDS)
Weighted average common shares outstanding....   6,067    6,417    7,728    6,968   10,021
Weighted average common shares outstanding
  subject to repurchase.......................  (5,173)  (3,379)  (2,559)  (2,449)  (2,645)
                                                ------   ------   ------   ------   ------
  Shares used in computation, basic and
     diluted..................................     894    3,038    5,169    4,519    7,376
                                                ======   ======   ======   ======   ======

     During all periods presented, the Company had securities outstanding which could potentially dilute basic EPS in the future, but were excluded in the computation of diluted EPS in such periods, as their effect would have been antidilutive due to the net loss reported in such periods. Such outstanding securities consist of the following at: December 31, 1997, 10,500,000 shares of convertible preferred stock, 4,039,638 shares of common stock subject to repurchase and options to purchase 2,101,400 shares of common stock; December 31, 1998, 14,279,771 shares of convertible preferred stock, 2,724,157 shares of common stock subject to repurchase and options to purchase 5,191,511 shares of common stock; December 31, 1999, 14,290,517 shares of convertible preferred stock, 2,320,548 shares of common stock

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

subject to repurchase and options to purchase 7,540,482 shares of common stock; June 30, 1999, 14,289,808 shares of convertible preferred stock, 2,671,323 shares of common stock subject to repurchase and options to purchase 5,578,479 shares of common stock; June 30, 2000, 17,694,657 shares of convertible preferred stock, 2,400,091 shares of common stock subject to repurchase and options to purchase 9,345,404 shares of common stock.

  Stock Plans

     Under the Company's stock plans adopted in 1996 and 1998, the Company may grant options to purchase or directly issue up to 14,116,800 shares of common stock to employees, directors and consultants at prices not less than the fair market value (as determined by the Board of Directors) at the date of grant for incentive stock options and not less than 85% of fair market value at the date of grant for nonstatutory stock options. These options generally expire ten years from the date of grant and are immediately exercisable. The Company has a right to repurchase (at the option exercise price) common stock issued under option exercises for unvested shares. The right of repurchase generally expires 25% after the first 12 months from the date of grant and then ratably over a 36-month period.

     The Board of Directors in their determination of fair market value on the date of grant takes into consideration many factors including, but not limited to, the Company's financial performance, current economic trends, actions by competitors, market maturity, emerging technologies, near-term backlog and, in certain circumstances, valuation analyses performed by independent appraisers. These valuation analyses utilize generally accepted valuation methodologies such as the income and market approaches to valuing the Company's business.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

     Stock option activity under the stock plans is summarized as follows:

                                                                      OUTSTANDING OPTIONS
                                                                     ---------------------
                                                                                  WEIGHTED
                                                        SHARES                    AVERAGE
                                                     AVAILABLE FOR   NUMBER OF    EXERCISE
                                                         GRANT         SHARES      PRICE
                                                     -------------   ----------   --------
Balances, January 1, 1997..........................           --             --    $  --
Reserved...........................................    4,616,800             --       --
Granted (weighted average fair value of $0.11 per
  share)...........................................   (2,614,900)     2,614,900     0.18
Canceled...........................................       96,500        (96,500)    0.13
Exercised..........................................           --       (417,000)    0.13
                                                      ----------     ----------
Balances at December 31, 1997 (1,584 shares vested
  at a weighted average exercise price of $0.13 per
  share)...........................................    2,098,400      2,101,400     0.19
Reserved...........................................    3,000,000             --       --
Granted (weighted average fair value of $0.17 per
  share)...........................................   (3,989,579)     3,989,579     0.41
Canceled...........................................      291,000       (291,000)    0.33
Repurchased........................................      100,000             --       --
Exercised..........................................           --       (608,468)    0.31
                                                      ----------     ----------
Balances at December 31, 1998 (666,807 shares
  vested at a weighted average exercise price of
  $0.19 per share).................................    1,499,821      5,191,511     0.34
Reserved...........................................    3,000,000             --       --
Granted (weighted average fair value of $3.58 per
  share)...........................................   (4,411,500)     4,411,500     0.88
Canceled...........................................      454,032       (454,032)    0.42
Repurchased........................................       71,625             --       --
Exercised..........................................           --     (1,608,497)    0.38
                                                      ----------     ----------
Balances at December 31, 1999......................      613,978      7,540,482     0.64
Reserved...........................................    4,700,000             --       --
Granted............................................   (4,988,093)     4,988,093     2.06
Canceled...........................................      787,908       (787,908)    0.70
Repurchased........................................      255,002             --       --
Exercised..........................................           --     (2,395,263)    0.81
                                                      ----------     ----------
Balances at June 30, 2000..........................    1,368,795      9,345,404    $1.35
                                                      ==========     ==========

     Additional information regarding options outstanding at December 31, 1999 is as follows:

                           OPTIONS OUTSTANDING               VESTED OPTIONS
                  -------------------------------------   --------------------
                                  WEIGHTED
                                  AVERAGE      WEIGHTED               WEIGHTED
                                 REMAINING     AVERAGE                AVERAGE
                    NUMBER      CONTRACTUAL    EXERCISE    NUMBER     EXERCISE
EXERCISE PRICES   OUTSTANDING   LIFE (YEARS)    PRICE      VESTED      PRICE
---------------   -----------   ------------   --------   ---------   --------
    $0.13            491,400        7.4         $0.13       268,417    $0.13
    $0.25          1,276,250        8.1          0.25       379,042     0.25
    $0.40            971,091        8.5          0.40       277,230     0.40
    $0.60          1,854,791        9.2          0.60       229,719     0.60
    $1.00          2,946,950        9.7          1.00         9,000     1.00
                   ---------                              ---------
$0.13 - $1.00      7,540,482        9.0         $0.64     1,163,408    $0.33
                   =========                              =========

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

  Deferred Stock Compensation

     As discussed in Note 1, the Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25. Accordingly, the Company records deferred stock compensation equal to the difference between the grant price and deemed fair value of the Company's common stock on the date of grant. Such deferred stock compensation expense aggregated $200,000, $394,000, $15,114,000 and $34,021,000 in 1997, 1998, 1999 and the six
months ended June 30, 2000, respectively, and is being amortized to expense over the vesting period of the options, generally four years, using a multiple option award valuation approach, which results in accelerated amortization of the expense.

     In 1999, the Company issued 800,000 shares of common stock to a director at $0.60 per share resulting in proceeds of $480,000. The Company has a right of repurchase on such shares at the original issuance price upon termination of employment. The right of repurchase expires over four years with certain predefined events triggering accelerated vesting. The Company recorded $2,664,000 of deferred stock compensation equal to the difference between the purchase price and deemed fair value of the Company's common stock on the date of issuance. Such deferred stock compensation is amortized to expense over the vesting period using a multiple award option valuation approach.

     During 1998, the Company issued nonstatutory options to nonemployees for the purchase of 104,958 shares of common stock at a weighted average exercise price of $0.40 per share. The fair value of such awards was not significant, and such shares are fully vested as of December 31, 1999.

     During 1999, the Company issued nonstatutory options to nonemployees for the purchase of 23,000 shares of common stock at a weighted average exercise price of $0.84 per share. Such options were issued for services provided by the nonemployees and were immediately vested and exercisable. Accordingly, the Company recorded the $99,000 fair value of such awards (using the Black-Scholes option pricing model) as deferred stock compensation which was expensed on the date of grant.

  Additional Stock Plan Information

     Since the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. The Company's calculations were made using the minimum value pricing model which requires subjective assumptions, including expected time to exercise, which greatly affects the calculated values. The following weighted average assumptions were used in the model for 1997, 1998 and 1999: expected life, 3.2 years for 1997, 3.4 years for 1998, 3.1 years for 1999; risk free interest rate, 7% for 1997 and 6% for 1998 and 1999; and no dividends during the expected term. The Company's calculations are based on a multiple option award valuation and amortization approach, which results in accelerated amortization of the expense. Forfeitures are recognized as they occur. If the computed fair values of the employee awards had been amortized to expense over the vesting period of the awards, the Company's pro forma net loss would have been $4,328,000 ($4.84 per share, basic and diluted) in 1997, $8,083,000 ($2.66 per share, basic and diluted) in 1998 and $17,365,000 ($3.36 per share, basic and diluted) in 1999.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

7. INCOME TAXES

     No income taxes were provided for any of the periods presented due to the Company's significant net loss position.

     The components of net deferred tax assets are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
                                                                (IN THOUSANDS)
Deferred tax assets:
  Accruals and reserves not currently deductible............  $   243    $    478
  Net operating loss carryforwards..........................    4,864       9,103
  Tax credit carryforwards..................................      488       1,138
                                                              -------    --------
                                                                5,595      10,719
Valuation allowance.........................................   (5,595)    (10,719)
                                                              -------    --------
Total net deferred tax assets...............................  $    --    $     --
                                                              =======    ========

     The net $5,124,000 increase in the valuation allowance in 1999 was primarily the result of increased net operating losses and tax credit carryforwards generated during the year which the Company provided a full valuation against based on the Company's evaluation of the likelihood of realization of future tax benefits resulting from deferred tax assets.

     As of December 31, 1999, the Company had available for carryforward net operating losses for federal and state income tax purposes of $23,992,000 and $16,219,000, respectively. Federal net operating loss carryforwards will expire, if not utilized, in 2011 through 2019. State net operating loss carryforwards will expire, if not utilized, in 2003 through 2005.

     As of December 31, 1999, the Company had available for carryforward research and experimentation tax credits for federal and state income tax purposes of $581,000 and $434,000, respectively. Federal research and experimentation tax credit carryforwards expire in 2011 through 2019. The Company also had $123,000 in California manufacturers investment credits.

     Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such ownership change. Such a limitation could result in the expiration of carryforwards before they are utilized.

                            VINA TECHNOLOGIES, INC.

                YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND
        SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AND 2000 (UNAUDITED)

 8. CUSTOMER CONCENTRATIONS

     The following table summarizes net revenues and accounts receivable for customers which accounted for 10% or more of net revenues or accounts receivable:

                                                                   NET REVENUES
                          ACCOUNTS RECEIVABLE       -------------------------------------------
                        ------------------------                                   SIX MONTHS
                        DECEMBER 31,                YEARS ENDED DECEMBER 31,     ENDED JUNE 30,
                        ------------    JUNE 30,    -------------------------    --------------
       CUSTOMER         1998    1999      2000      1997      1998      1999     1999      2000
       --------         ----    ----    --------    -----     -----     -----    ----      ----
A.....................   39%     --        --        61%       57%       --       23%       --
B.....................   34%     43%       17%       --        17%       46%      39%       37%
C.....................   --      --        --        33%       --        --       --        --
D.....................   --      33%       11%       --        --        --       --        --
E.....................   --      12%       --        --        --        --       --        --
F.....................   --      --        18%       --        --        --       --        17%
G.....................   --      --        18%       --        --        --       --        12%
H.....................   --      --        19%       --        --        --       --        --
I.....................   --      --        --        --        --        --       13%       --
J.....................   --      --        --        --        --        --       10%       --

 9. EMPLOYEE BENEFIT PLAN

     During 1997 and 1998, the Company sponsored a simple individual retirement account plan (SEP IRA) and made discretionary contributions of $12,000 and $39,000, respectively. The SEP IRA plan was replaced, effective January 1, 1999, with a 401(k) tax deferred savings plan (401(k) plan) to provide for retirement of employees meeting certain eligibility requirements. Employee contributions are limited to 20% of their annual compensation subject to IRS annual limitations. The Company may make contributions at the discretion of the Board of Directors. There were no discretionary employer contributions to the 401(k) plan in 1999.

10. SEGMENT INFORMATION

     As defined by the requirements of SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company operates in one reportable segment: the design, development, marketing and sale of multiservice broadband access communications equipment. International sales were insignificant for all periods presented.

11. EVENT SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS' REPORT (UNAUDITED)

     In July 2000, the Company adopted an employee stock purchase plan (ESPP), subject to shareholder approval. Under the ESPP, 1,000,000 shares of common stock have been reserved for issuance, with an annual increase in the shares reserved. Under the ESPP, eligible employees may purchase shares of the Company's common stock through payroll deductions up to 10% of the participant's compensation.

     In July 2000, the Company adopted the 2000 stock incentive plan. Under this plan, 6,000,000 additional shares were reserved for issuance, with an annual increase in the shares reserved.

[Edgar description of inside front cover artwork: In the upper left part of the page is the VINA logo and the words "Architects of Multiservice Broadband Access Solutions." The background on the top part of the page shows a blueprint and a telephone.]

[Edgar description of gatefold artwork: Across the top and left side of the artwork is the phrase "VINA's Multiservice Broadband Access Solution," below which is a diagram. To the right of these words is a column of pictures of a telephone, video recorder, personal computer and PBX. To the right of these pictures is a single line connected to a picture of VINA's Multiservice Broadband Access Device. To the right of these pictures is a single line connected to a box labeled "Central Office Switch." To the right of the box is a line connected to a cloud labeled "Voice Network," and a second line connected to a cloud labeled "Internet/Data."

Across the top and right side of the artwork is the phrase "VINA's Family of Products," below which are pictures of the Multiservice Xchange, T1 Integrator, HDSL Integrator and DSL eLink. Beside each picture is the name and a textual description of the product.]

                                      LOGO

                                3,000,000 Shares

                                  'VINA LOGO'

                                  Common Stock

                          ----------------------------

                                   PROSPECTUS
                                August 10, 2000
                          ----------------------------

                                LEHMAN BROTHERS
                           THOMAS WEISEL PARTNERS LLC
                           U.S. BANCORP PIPER JAFFRAY